Exhibit 99.2

Certain information and schedules have been excluded from this exhibit because they are both (i) not material and (ii) the type that the registrant treats as private or confidential. The excluded information is indicated by brackets containing asterisks ("[***]"). The registrant will furnish supplementally a copy of any excluded information or schedule to the Securities and Exchange Commission upon request.

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (the or this “Agreement”) is effective as of September 16, 2026 (“Effective Date”), and is entered into by and between ABG-Care Bears LLC, a Delaware limited liability company with an address of c/o Authentic Brands Group, LLC, [***] (“ABG-CB” or a “Party”) and IM8 (US) LLC, a Delaware limited liability company with an address of c/o Prenetics Limited, 701-706, K11 Atelier King’s Road, 728 Kings Road, Hong Kong (“Company” or a “Party” and together with ABG-CB, the “Parties”).

1.Definitions.

(a)“Advertising & Promotion” shall be defined as any and all of Company’s advertising, marketing and promotional efforts made for purposes of selling Licensed Products (as hereinafter defined), limited to internet media (e.g., social media, Company’s website, etc.), print, OOH, in-store Point of Purchase (POP), shop windows, and general public relations.

(b)“Business” shall be defined as Company’s business operation relating to the Licensed Products and otherwise under this Agreement.

(c)“Calendar Quarter” shall be defined as the following three (3) month periods during a given calendar year: from January 1 through March 31; from April 1 through June 30; from July 1 through September 30; and from October 1 through
December 31.
(d)“Initial Term” shall be defined as the period beginning on the Effective Date and, unless sooner terminated pursuant to the terms hereof, ending on December 31, 2036, with each ‘Contract Year’ included therein being defined as the following:

(i)“Contract Year 1” shall be defined as: the Effective Date through and including December 31, 2026;
(ii)“Contract Year 2” shall be defined as: January 1, 2027 through and including December 31, 2029;
(iii)“Contract Year 3” shall be defined as: January 1, 2030 through and including December 31, 2030;
(iv)“Contract Year 4” shall be defined as: January 1, 2031 through and including December 31, 2031;
(v)“Contract Year 5” shall be defined as January 1, 2032 through and including December 31, 2032;
(vi)“Contract Year 6” shall be defined as January 1, 2033 through and including December 31, 2033;
(vii)“Contract Year 7” shall be defined as January 1, 2034 through and including December 31, 2034;
(viii)“Contract Year 8” shall be defined as January 1, 2035 through and including December 31, 2035; and
(ix)“Contract Year 9” shall be defined as January 1, 2036 through and including December 31, 2036.
Company shall have one (1) option to renew the Agreement (“Renewal Option”) on the terms set forth herein for a period of, unless sooner terminated pursuant to the terms hereof, ten (10) years (“Renewal Term”), which Renewal Option shall be exercised, if at all, by providing written notice to ABG-CB nine (9) months prior to the expiration of Contract Year 9 (such period being defined herein as the “Renewal Window”), and which Renewal Option may only be exercised and effective if and only if, both (1) at the time the Renewal Option is exercised and throughout the remainder of the Initial Term, Company is not in breach of the Agreement and (2) the Parties mutually agree upon all of the economic and legal terms and conditions of the renewal, which shall be no less than an increase of [***]% to the GMR, an increase of [***]% in the Royalties, and a favorable and reasonable discount on additional Equity (the “Renewal Conditions”). In the event that Company effectively exercises the

Renewal Option during the applicable Renewal Window but thereafter fails to satisfy the Renewal Conditions, then at ABG-CB’s discretion, either: (i) the renewal of this Agreement shall be voided, and the Agreement shall expire at the end of the Initial Term; or (ii) such failure to satisfy any such Renewal Conditions shall be waived and this Agreement shall continue in full force and effect into the Renewal Term on the terms set forth herein. For purposes of the Agreement, the Initial Term and the Renewal Term (if any) are hereinafter individually and collectively referred to as the “Term”.

(e)“Licensed Products” shall be defined collectively, and individually, as the following products bearing the Licensed Property in a prominent manner (with Company’s in-house branding to be no more than [***]% of the applicable Materials):

(A) vitamin products: multivitamins, Vitamin D, Omega-3/Fish Oil, Vitamin C, Gut Health (e.g. probiotics), B Vitamins (including B-complex and individual B vitamins), Magnesium, Calcium, Iron, Hair Supplements (e.g., biotin, keratin), Brain Health/ Nootropics (e.g. ginkgo biloba, phosphatidylserine), Herbal Supplements (e.g. turmeric/curcumin, ashwagandha, echinacea), Joint Supplements (e.g. glucosamine, chondroitin), Digestive Enzymes, Collagen, Amino Acids (e.g. branched-chain amino acids, L-arginine), Antioxidants (e.g. CoQ10, resveratrol), Longevity, Eye Health (e.g. lutein), Stress vitamins/supplements, Sleep vitamins/supplements, Zinc, Heart Health vitamins/supplements, Men’s/Women’s/Children’s Health vitamins/supplements, liver health vitamins/supplements, and protein supplements (e.g. whey protein, collagen, and plant-based proteins), with each limited to the following formats (unless otherwise Approved by ABG-CB): tablets, capsules, softgels, gummies, liquids (including vitamin-based beverages) and powders (collectively, the “Vitamin Products”);

(B) chilled and ambient food products that are primarily marketed to children between the ages of three (3) and twelve (12) (as evidenced by the product's branding, packaging, portion sizing, and marketing materials), limited to the following enumerated product categories:

(1)Ambient (Shelf-Stable) products: (a) dry breakfast cereals; (b) granola, cereal, and snack bars; (c) fruit snacks and dried fruit pouches; (d) shelf-stable applesauce and fruit purée cups and pouches; (e) crackers, rice cakes, and crispy snack chips; (f) shelf-stable macaroni and cheese and pasta meal kits; (g) nut butter and seed butter single-serve packets; (h) shelf-stable juice boxes, juice pouches, and flavored water (each in single-serve portions of twelve (12) fluid ounces or less); (i) oatmeal and hot cereal packets; (j) trail mix, popcorn, and puffed grain snacks; and (k) shelf-stable pudding cups and gelatin cups.

(2)Chilled (Refrigerated) products: (l) yogurt and yogurt-based drinks (including drinkable yogurt and smoothies); (m) fresh-cut fruit and vegetable snack packs; (n) refrigerated cheese sticks, cheese snack packs, and cheese-and-cracker combination packs; (o) refrigerated hummus and dip single-serve cups; (p) chilled prepared meals and meal bowls (single-serve portions of twelve (12) ounces or less); (q) chilled pasta and noodle cups; (r) refrigerated fruit and vegetable purée pouches; and (s) refrigerated smoothie and juice blends (single-serve portions of twelve (12) fluid ounces or less).

The Licensed Products in Section 1.(e)(B)(1) and 1.(e)(B)(2) are collectively the “Children’s Food Products”. In the event that Company has not achieved $[***] in annual gross revenue in Children’s Food Products by the end of Contract Year 3 (time being of the essence) or at the end of any following Contract Year, then: ABG-CB shall have the right to remove such Children’s Food Products from this Agreement, immediately upon written notice to Company. After ABG-CB issues such notice to Company, all rights relating to such Children’s Food Products granted to the Company hereunder shall revert to ABG-CB.

Notwithstanding the foregoing, Children’s Food Products shall expressly exclude: (i) infant formula and infant food products intended for children under the age of one (1) year; (ii) dietary supplements, vitamins, and mineral products (as defined under the Dietary Supplement Health and Education Act of 1994); (iii) frozen food products of any kind; (iv) confectionery, candy, chocolate, and gum; (v) ice cream, frozen yogurt, sorbet, and other frozen desserts; (vi) bakery products (including bread, muffins, cakes, cookies, pastries, and doughnuts); and (vii) raw or unprocessed meat, poultry, fish, or seafood products.

(C) candy, confectionery, and gummy products bearing the Licensed Property that fall within the following enumerated product categories:

(1)(a) gummy bears, gummy worms, and shaped gummy candies (including character-shaped gummies depicting Care Bears characters); (b) fruit-flavored gummy snacks and fruit-shaped gummies; (c) sour gummy candies (including sour-coated gummy bears and sour gummy strips); (d) gelatin-based jelly candies and jelly beans; (e) pectin-based fruit gummies and fruit chews; (f) gummy rings, gummy bites, and gummy clusters; and (g) yogurt-coated or chocolate-coated gummy candies;

(2)(h) hard candies, lollipops, and candy pops (including character-shaped lollipops); (i) chewy candies, taffy, and fruit chews; (j) candy-coated chocolates and chocolate-filled candy shells; (k) marshmallows and marshmallow-based confections (including shaped marshmallows); (l) rock candy and crystal sugar confections; (m) cotton candy and spun sugar products (in pre-packaged form only); (n) candy necklaces, candy bracelets, and novelty candy items; and (o) compressed tablet candies and powder candies (including fizzing and popping candies).

(3)(p) molded chocolate bars and chocolate figures (including character-shaped chocolates depicting Care Bears characters); (q) chocolate-covered crispy rice bars and wafer bars; (r) chocolate truffles and filled chocolates (in individually wrapped or assorted-box formats); (s) chocolate coins and foil-wrapped chocolate novelties; and (t) white chocolate, milk chocolate, and dark chocolate bark and bark bites.

(4)(u) advent calendars containing any of the products described in categories (1) through (3) above; (v) holiday-themed and seasonal candy assortments (including but not limited to Valentine's Day, Easter, Halloween, and Christmas); (w) candy gift boxes and candy tins; and (x) piñata filler candy packs and bulk candy bags for party use.

The Licensed Products in Section 1.(e)(C)(1) through 1.(e)(C)(4) are collectively the “Candy Products”. In the event that Company has not achieved $[***] in annual gross revenue in Candy Products by the end of Contract Year 3 (time being of the essence) or at the end of any following Contract Year, then: ABG-CB shall have the right to remove such Candy Products from this Agreement, immediately upon written notice to Company. After ABG-CB issues such notice to Company, all rights relating to such Candy Products granted to the Company hereunder shall revert to ABG-CB.

Notwithstanding the foregoing, Candy Products shall expressly exclude: (i) chewing gum and bubble gum; (ii) dietary supplements, vitamins, and mineral gummies (as defined under the Dietary Supplement Health and Education Act of 1994), including any product bearing a ‘Supplement Facts’ (or equivalent) panel; (iii) frozen confections, including ice cream, frozen yogurt, popsicles, sorbet, and frozen novelties; (iv) baked goods, including cookies, cakes, brownies, pastries, and doughnuts, whether or not containing candy or confectionery inclusions; (v) beverages of any kind (including candy-flavored beverages); (vi) breakfast cereals and snack bars (whether or not containing candy or confectionery inclusions); (vii) spreads, syrups, sauces, and toppings; and (viii) any product intended primarily as a toy or non-food novelty item that is incidentally edible.

It is specifically understood that the Parties each expressly acknowledge and agree that the foregoing products and the rights granted herein shall specifically exclude: (I) any and all of such products that are infused with alcohol and/or that contain cannabidiol (aka CBD Oil), cannabinoids, THC, psilocybin, or any other similar or related ingredients, and (II) (a) skin care products, including, without limitation, moisturizers, night creams, face, body or eye mists/oils/serum/creams/toner/masks/patches, skin cleansers/exfoliators, lip balm, deodorant, and non-prescription acne and blemish treatment, (b) hair care products, including without limitation, liquid shampoo, dry shampoo, conditioner, hair spray, hair mousse, hair gel/hair styler/balm, hair dye, hair colorants, non-prescription dandruff treatments, and hair refreshers, (c) sun care products, including without limitation, face, lip or body sunscreen/sunblock, after-sun lotion/creams and self-tanning lotions/cream, (d) any other beauty products (as such terms are commonly understood in the industry), or (e) electrolyte products, unless otherwise agreed in writing between the Parties. Nothing contained in this Agreement shall prohibit or otherwise restrict ABG-CB from endorsing or entering into one (1) or more agreements with one (1) or more third party(ies) for the use of any and all rights in and to the Licensed Property on such products identified in (I) or (II) above in the Territory (as hereinafter defined). All Licensed Products shall comply in all respects with applicable federal, state, local, and international food safety, dietary supplement, consumer protection, and product labeling Laws and regulations in the applicable Territory, including without limitation: (1) the Federal Food, Drug, and Cosmetic Act, as amended; (2) the Dietary Supplement Health and Education Act of 1994; (3) the Food Allergen Labeling and Consumer Protection Act of 2004 (FALCPA); (4) all applicable FDA labeling and advertising requirements (including 21 C.F.R. Parts 101 and 111, as applicable); (5) the Federal Trade Commission Act and all FTC guidance relating to advertising claims for dietary supplements, food products, and products marketed to children; and (6) all equivalent laws and regulations in each jurisdiction within the Territory in which Licensed Products are manufactured, distributed, marketed, or sold.

(f)“Licensed Property” shall be defined as the rights in and to: (i) those copyrights set forth on Exhibit A, which is attached hereto and incorporated herein by reference, and (ii) those registered trademarks set forth on Exhibit A, whether registered under applicable laws of the Territory (as hereinafter defined) and/or protected under common law of the Territory, to the extent recognized.
(g)“Net Sales” shall be defined as: Company’s and any of its subsidiaries’ and other affiliates’ gross revenue from or relating to sales of Licensed Products, and all other revenue derived by them, less only: (A) applicable sales taxes attributable to Company’s and any of its subsidiaries’ and other affiliates’ sales of Licensed Products, (B) Deductions (as hereinafter defined), (C) Company’s and any of its subsidiaries’ and other affiliates’ actual out-of-pocket shipping and insurance costs for the Licensed Products actually paid to unaffiliated third parties, but, in each case, only if actually billed to the Approved Accounts at Company’s or such subsidiaries’ or other affiliates’ actual out-of-pocket cost (and with no markup or profit for Company or such subsidiaries or other affiliates) and stated separately on the written invoice issued by Company or such subsidiaries or other affiliates to such Approved Accounts for such Licensed Products, and (D) credit card fees and payment gateway transaction expenses attributable to the Company’s and any of its subsidiaries’ and other affiliates’ sales of Licensed Products; and “Deduction(s)” shall be defined as: (A) the amount of any discounts actually earned and taken by Approved Accounts for prompt payments (but not estimated discounts), (B) authorized returns of Licensed Products actually made by the Approved Accounts for damaged or defective Licensed Products; and (C) authorized markdowns and allowances actually given to the Approved Accounts on the Licensed Products. The total of all Deductions to arrive at Net Sales shall not exceed [***] percent ([***]%) of total gross revenue per Contract Year. Net Sales accrue in the Calendar Quarter during which the Licensed Products are sold by Company and any of its subsidiaries and other affiliates, regardless of when or if Company or such subsidiaries or other affiliates collects the revenue from such sale. For purposes of this Agreement, a Licensed Product shall be considered “sold” upon the date when such Licensed Product is invoiced, shipped or paid for, whichever event occurs first.

(h)“Royalty(ies)” shall be defined as follows: (A) [***] ([***]%) of the Net Sales when the Net Sales are less than [***] ($[***]), then [***] ([***]%) of the Net Sales when the Net Sales meet or exceed [***] ($[***]).

(i)“Territory” shall be defined as worldwide, subject to applicable Laws, excluding Russia.

(j)"Tie-In Program" shall be defined as any program or plan developed around a particular product or property other than the Licensed Products and designed primarily to generate additional income related to such other product or property (e.g., traffic builders, cross-promotions, third party programs involving the use of a premium or a third party’s product and/or service), including, without limitation: (i) any program primarily designed to attract the consumer to purchase a product or service other than or in addition to the Licensed Product itself; and/or (ii) any cross-promotion with a third party and/or its products or services.

2.License Rights.
(a)Grant, Limitations & Reverse License.

(i)Grant of License Rights. ABG-CB hereby grants to Company the non-transferrable, non-assignable, non-sublicensable, non-divisible right and license to use the Licensed Property as embodied in the Campaign (as hereinafter defined), solely in the Territory and during the Term, in connection with Company’s Advertising & Promotion of the Licensed Products via the internet, television, in-store POP, print and below the line marketing (collectively, the “Campaign”), in each instance, subject to ABG-CB’s Approval (as hereinafter defined), and subject to the terms, conditions and limitations set forth in this Agreement (collectively, “License Rights”).

(ii)Limitations on License Rights. Notwithstanding anything to the contrary contained in this Agreement, the Parties specifically agree that the Licensed Property cannot be used, in whole or in part, in connection with any Tie-In Programs without ABG-CB’s Approval in each instance, provided however, if Company sources royalty bearing product from bona fide licensees of ABG-CB, Company may include premium products which are Care Bears branded products that are not Licensed Products, that may be given away free of charge either (i) to consumers who purchase any Licensed Products by either attaching the premium products and/or including the premium products in the packaging of the Licensed Products (e.g., included in subscription boxes of the Licensed Products), or (ii) as part of an Approved promotional event for the Licensed Products (the “Premium Products”). The Parties shall discuss in good faith how to handle the sourcing of Premium Products that are not made by ABG-CB licensees. For the avoidance of doubt, the Premium Products may not be sold or given away separately or independently from the Licensed Products, except as part of an Approved promotional event for the Licensed Products. Except as specifically provided herein, Company hereby acknowledges and ABG-CB agrees that, both during the Term and at any and all times thereafter, Company has no right to, and Company shall not, affix or attach the Licensed Property, in any manner, to any Company products or services (including, without limitation, Licensed Products) (e.g., either directly on any products or on any packaging therefor, etc.), unless otherwise Approved in writing by ABG-CB. Company’s exercise of all License Rights, and Company’s operation of the Business, shall be exploited, conducted and maintained by Company in a lawful and ethical manner and in accordance with the terms and intent of this Agreement, including, without limitation, the Standards of Practice set forth on Exhibit B, which is attached hereto and incorporated herein by reference (“Standards of Practice”). The License Rights granted hereunder are granted subject to the U.S. Export Administration Regulations (“EAR”), International Traffic in Arms Regulations (“ITAR”), sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), and all other export control and sanctions Laws (as hereinafter defined) applicable to the Parties (collectively, “Trade and Export Control Laws”), and Company hereby agrees not to use, disclose, license, sub-license, or otherwise exploit the Licensed Property in violation of any Trade and Export Control Laws. Notwithstanding anything to the contrary set forth in this Agreement, the Territory authorized under this Agreement excludes the following countries or regions: Cuba, Iran, Burma (Myanmar), Sudan, North Korea and Syria. Further, the Parties may exclude (or add) any additional country or region from the Territory, by written notice to the other, upon the occurrence or imposition of any sanctions, embargo, trade ban (or the lifting of any of the foregoing) relating to such country or region imposed by any government entity with jurisdiction over the applicable Party or any of its affiliates or by internal corporate mandate. If a country or region becomes prohibited by Laws, the prohibition shall be automatic as of the effective date of such Laws without need of any notice. It is Company’s responsibility to monitor any such changes.

(iii)Reverse License. Company hereby grants to ABG-CB, a royalty-free, perpetual, irrevocable, fully-paid, assignable, transferable, sublicensable right and license to utilize the Campaign and the Materials (as hereinafter defined), in its entirety or any portions thereof, in all media now known or hereafter developed, throughout the Territory (individually and collectively, “Licensed Rights”) as follows: (i) on any one (1) or more of ABG-CB’s websites, social media accounts (including, without limitation, the Social Media Accounts) and all successor medias thereto, whether now known or hereinafter developed; and (ii) in connection with historical and archival purposes (e.g., documentary, commentary, corporate retrospective, historical files on websites of ABG-CB), so-called business-to-business uses and other non-commercial purposes.
(b)Exclusivity.

(i)Provided Company is not in breach or default of this Agreement or any other agreement with ABG-CB or its affiliates, ABG-CB shall not enter into any agreement with any third party for third-party Licensed Products to be publicly exploited and/or exhibited in the Territory during the Term. Notwithstanding the foregoing, nothing in this Agreement shall prevent ABG-CB from (i) distributing premiums in connection with endorsing third-party products or services, promotional tie-ins, give-aways, home television sales (e.g., QVC), vending  machines, direct response sales (e.g., direct mail and telephone sales directly to the public), in-theater sales, sales at restaurants, cafes (or similar entites whose primary activity is the sale and preparation of food), hotels and hospitality, resorts, entertainment venues, cruise ships, theme parks, amusement parks, entertainment centers or other amusement or live entertainment attractions (e.g., concert halls, arena shows, circuses, stadiums), radio sales, sales by or through fan clubs and conventions, and fund-raisers, (ii) exploiting itself, or entering into any agreement with any third party for collaboration products and/or products that are substantially branded with an existing brand (e.g., Care Bears “Warhead” candy, Ferrero chocolate eggs, or Danone Care Bears yogurt), (iii) exploiting itself, or entering into any agreement with any third party for products for short duration promotions (for example a fruit pack for a McDonalds Happy Meal promotion), and in each instance, the same shall not be deemed a breach of this Agreement by ABG-CB. Notwithstanding anything to the contrary contained in this Agreement, Company hereby acknowledges that, prior to the Effective Date, ABG-CB (or its predecessor in interest) had or has in place one or more agreements (“Existing Agreements”) with one or more third parties (“Existing Partner”) for the same or similar rights granted to Company hereunder, for products that are the same as or similar to Licensed Products (“Similar Products”). Company further acknowledges that, regardless of the fact that the term of the Existing Agreement (or certain rights relating to the Similar Products therein) overlaps with the Term herein, provided ABG-CB does not extend the rights to the Similar Products, the same shall not be deemed a breach of this Agreement (including, without limitation, with respect to any obligation of ABG-CB under this Agreement, or any exclusivity (if any) that may be granted hereunder), nor shall Company have, and Company hereby waives, any right to make any claims with respect to any of the foregoing.

(ii)It is acknowledged that ABG-CB, its affiliates, subsidiaries and business partners (e.g., Jersey Legends Productions, Studio 99) (collectively, the “Production Partners”) are in the photography and audio/visual production business, and Company hereby agrees to exclusively engage Production Partners for the creation and production of any photography and other audio/visual works (e.g., photography, commercial video shoots, etc.) in connection with any Licensed Products featuring the Licensed Property, subject only to the following: (i) Production Partners fees/budgets being (Y) commercially reasonable as compared to an independent local production partner’s fee quotation (“Local Quote”), provided that such independent local production partner (1) has at least as much experience as Production Partners, (2) has created work-product of a quality the same or better than Production Partners for a brand commensurate with the Care Bears brand and (3) Local Quote was negotiated with Company on an arms-length basis and (Z) no more than [***]% of the Local Quote unless otherwise approved by the Company, (ii) Company shall not be required to engage Production Partners for work traditionally done ‘in-house’ without the engagement of any third parties; and (iii) Production Partners may refuse any engagement at any time. Company agrees to use Production Partners standard forms of agreement, reasonably negotiated in good faith.

(c)Brand Restrictions.

(i)Company shall not, without ABG-CB’s Approval, enter into any agreement for the use of the intellectual or other proprietary rights or endorsement of any other kids brand for the same or similar products as the Licensed Products, to be manufactured, produced, designed, developed, sold, exploited or, in the case of an endorsement, publicized or otherwise utilized during the Term in the Territory, unless otherwise Approved by ABG-CB, which approval shall not be unreasonably withheld conditioned or delayed, provided such kids brand is of a similar high quality, prestige and reputation as the Licensed Property in their applicable field of business.

(ii)Company shall not enter into any license agreement or acquire any rights in or to any photographs or other assets of the Licensed Property from any party other than ABG-CB for use during the Term, whether for use in connection with the Licensed Products or otherwise, without ABG-CB’s Approval, which Approval may be granted or withheld in ABG-CB’s sole and absolute discretion. Company shall not, during the Term or at any time thereafter: (I) defame or disparage the Licensed Property (or any portion thereof) or ABG-CB, nor shall Company place the Licensed Property (or any portion thereof) or ABG-CB in a negative light, whether in connection with this Agreement or otherwise, or (II) utilize the Licensed Property (or any portion thereof) in association with, nor shall Company associate the Licensed Property with any of the following: (A) narcotics or products/paraphernalia related thereto, (B) except for Licensed Products, drugs (including, without limitation, both prescription and non-prescription) or other illegal supplements; (C) any tobacco or products/paraphernalia related thereto (e.g., cigarettes, etc., but specifically excluding cigars); (D) death; (E) pornography or other “adult only” or sexually explicit activities; (F) massage parlors, prostitution or any dating or escort activities; (G) weapons or ammunition; (H) denigration or discrimination against individuals based on race, national origin, gender, religion, disability, ethnicity, sexual orientation, gender identity or age; (I) incontinence; (J) weight loss/gain (except to the extent Licensed Products have bona fide research supporting such claims); (K) medical conditions (including, without limitation, hair loss), except for Licensed Products; (L) political campaigns or causes; or (M) any messaging related to matters of religion (e.g., religious bodies), the occult, political matters, public policy, public health or industrial controversy (e.g., advertising for political candidates or causes);

(iii)Company hereby acknowledges that ABG-CB is the sole and exclusive owner of a worldwide portfolio of copyrights, trademarks and other intellectual property rights related to the Licensed Property, including, without limitation, pursuant to Section 43(a) of the United States Lanham Act (collectively, the “CB Rights”). Company further acknowledges and agrees that: (A) any and all use of the CB Rights and/or any intellectual property rights related to the Licensed Property (e.g. exploitation of a copyrighted photograph of Care Bears), whether in connection with the Licensed Products or otherwise, requires the consent and authorization of ABG-CB in each instance, (B) ABG-CB is the only person or entity that can authorize the use of CB Rights on or in connection with any products or services throughout the world, and (C) should Company or any third party desire to manufacture, advertise, sell, offer or otherwise exploit any products or services related to the Licensed Property, any and all such acts would be a use of the CB Rights and would therefore require the prior written consent of ABG-CB in each instance. ABG-CB has not made and is not making any representation or warranty to Company or otherwise with respect to trademark or other protection, for the CB Rights or otherwise, for any products, or in any countries, for which ABG-CB does not have a registration covering such Licensed Products. Should Company sell and/or distribute any Licensed Products in connection with the CB Rights in a manner not covered by ABG-CB’s then-current registrations (e.g., for products not included in registrations, and/or for countries and/or regions of the Territory wherein ABG-CB does not have a registration), then: (A) the same shall be at Company’s sole risk with respect to matters of infringement and/or otherwise; and (B) Company shall indemnify, defend and hold harmless all ABG-CB Indemnified Parties (as hereinafter defined) from and against any and all direct and third-party Claims (as hereinafter defined) arising out of or in connection with the same, and any matters arising out of or related thereto.

(d)All Rights Reserved. Company shall only have the right to use the Licensed Property on or in connection with the License Rights strictly as authorized hereunder. As such, the rights granted herein do not extend to any other uses of the

Licensed Property. All rights which are not specifically granted and licensed to Company hereunder are hereby expressly reserved by ABG-CB and ABG-CB may exercise any and all such rights at any time.

(e)ABG-CB shall have prior written Approval of the distribution plan for the Licensed Products, which shall include the channels of distribution, applicable accounts (e.g., retailers, wholesalers, distributors) (“Approved Accounts”) and proposed uses of the Licensed Property in connection with point of sale/point of purchase (POS/POP) Marketing Materials for such applicable Approved Accounts (collectively, the “Distribution Plan”). In the event Company wishes to sell the Licensed Products to/through any accounts not included within the Distribution Plan, or to create new Marketing Materials not included within the Distribution Plan, then Company shall submit the same to ABG-CB for ABG-CB’s prior written Approval in each instance. Company hereby acknowledges and agrees that maintaining and protecting the high quality, prestige and reputation of the Licensed Property (collectively, “Reputation”) are of the utmost importance to ABG-CB. As such, Company: (i) shall use commercially reasonable efforts to monitor and supervise the merchandising and display of the Licensed Products to be sold via all Approved Accounts so that the Licensed Property is properly and correctly displayed consistent with the Distribution Plan, and that the Licensed Products are shown and sold, in a manner consistent with the Reputation to the extent that is within Company’s control; it being understood that: (A) in the event of any inconsistency with the foregoing (whether found by ABG-CB or Company), the finding Party shall notify the other Party, and Company shall immediately and diligently work to ensure such inconsistency is rectified (including, without limitation, supervising all acts of the applicable Approved account, if necessary), and (B) should any such Approved Account fail to rectify the same within a reasonable time period determined by the Parties, then Company shall to the extent within its control, promptly cease all distribution and/or sale of Licensed Products to such previously Approved Account; (ii) shall not sell any Licensed Products that are stale, past their shelf lives, diluted or corrupted in any way; and (iii) shall not, nor shall Company permit any third party to, perform any act (whether by commission or omission) which may, directly or indirectly, adversely affect any rights of ABG-CB in and to the Licensed Property, or detract from the Reputation of the Licensed Property in any manner. Company hereby acknowledges that, in connection with the foregoing, ABG-CB is permitted to take all actions which it deems necessary, in ABG-CB’s sole discretion, to ensure that the Licensed Products sold are consistent with the Reputation of the Licensed Property.
3.Company Obligations.

(a)Company Obligations.
(i)Within five (5) business days of the date on which this Agreement is fully executed, Company shall provide ABG-CB a complete list of key contacts and personnel within Company’s organization that will be responsible for the Business to be conducted by Company under this Agreement.

(ii)Within fifteen (15) days of the date on which this Agreement is fully executed, Company shall provide ABG-CB a detailed business and marketing plan for the Business in a form and with all information as requested by ABG-CB, including, without limitation, Advertising & Promotion plans (“A&P Plan”) covering the Term.
(iii)Company hereby represents and warrants that (i) as of the Effective Date, the equity of Prenetics Global Limited on its balance sheet (the “Company Equity”) is greater than [***] percent ([***]%) of Prenetics Global Limited’s net sales for the trailing four (4) Calendar Quarters as reported on its IFRS or GAAP income statements (the “Company Equity Threshold”), and (ii) at all times during the Term, the Company Equity shall be no less than the Company Equity Threshold. Included in and as part of each Statement (as defined in the Standard Terms) required under this Agreement, Company shall submit to ABG-CB, via RoyaltyZone (or a replacement provided by ABG-CB) or such other means specified by ABG-CB, a complete and accurate statement of (A) Prenetics Global Limited’s net sales for the trailing four (4) Calendar Quarters as reported on its IFRS or GAAP income statements and (B) the Company Equity as of the last day of the Calendar Quarter covered by such Statement (each, a “Company Equity Statement”). In the event that the Company Equity ever falls below the Company Equity Threshold, Company shall expressly and immediately notify ABG-CB of the same in writing. Any failure by Company to provide any such notice or any Company Equity Statement to ABG-CB as required hereunder, or any failure by Prenetics Global Limited to maintain the Company Equity Threshold, shall be deemed a non-curable breach of this Agreement giving ABG-CB the right, but not the obligation, to immediately terminate this Agreement.

4.Consideration & Payments.

(a)Consideration.

(i)Guaranteed Minimum Royalties. As consideration for the rights granted herein, Company shall pay to ABG-CB “Guaranteed Minimum Royalty(ies)” (also referred to herein as “GMR(s)”) which shall be defined as non-returnable advances recoupable against Royalties earned in the same Contract Year.

    For each Contract Year during the Initial Term, the GMR shall be:

Contract Year	Guaranteed Minimum Royalty
1 (2026)	$[***] USD
2 (2027-2029)	$[***] USD
3 (2030)	$[***] USD
4 (2031)	$[***] USD
5 (2032)	$[***] USD
6 (2033)	$[***] USD
7 (2034)	$[***] USD
8 (2035)	$[***] USD
9 (2036)	$[***] USD

Company hereby acknowledges that the GMR is payable to ABG-CB even if Company fails to manufacture, sell or market the Licensed Products during the Term, and is a condition of ABG-CB entering into this Agreement.

(ii)Royalty. Company shall pay ABG-CB the Royalty(ies) quarterly, within forty five (45) days of the end of each Calendar Quarter.

(iii)Equity. As additional consideration for Contract Years 2 – 9, Prenetics Global Limited shall issue to ABG-CB shares of common stock of Prenetics Global Limited (listed on the Nasdaq Stock Market under the ticker symbol "PRE") (the "Equity Consideration"), having an aggregate value of [***] United States Dollars (US $[***]), valued based on the Reference Price (defined below) (the "Grant Date Value") as further described below.

The Equity Consideration shall vest [***] percent ([***]%) on each December 31 of each calendar year during the Term, starting in calendar year 2027 (the "Vesting Period").

The number of shares comprising the Equity Consideration shall be determined by [***] (the "Reference Price"), which is $[***]. For the avoidance of doubt, the Reference Price is [***]. The grant of the Equity Consideration shall be pursuant to, and subject to the terms of, that certain share subscription agreement to be entered into between Prenetics Global Limited and ABG-CB on or around the date of execution of this Agreement (the “Share Subscription Agreement”).

(iv)Free Units. Company shall ship, at Company’s sole cost, a case of each Licensed Products to ABG-CB each Contract Year.
(b)Payments to ABG-CB.

(i)Timing of GMR Payments. Company shall pay to ABG-CB the GMR in accordance with the following schedule: (I) [***] ($[***]) within five (5) days of execution of this Agreement (“Signing Payment”), which shall be credited towards the GMR for Contract Year 2; and (II) Beginning with Contract Year 2, Company shall pay the GMR for each Contract Year to ABG-CB in equal quarterly installments on or before the first (1st) day of each Calendar Quarter (for example, the first payment after the Signing Payment for Contract Year 2 shall be due on or before January 1, 2027 in the amount of $[***] USD; the first Contract Year 3 payment shall be due on or before January 1, 2030 in the amount of $[***] USD, etc.), provided however that, other than the Signing Payment, the Company shall not be required to make any payments of GMR until the earlier of: the Company’s public launch of its kids gummies product line, or April 1, 2027 (provided if April 1, 2027 is the applicable date of payment, the first payment shall be $[***] USD).

(ii)Company shall pay any and all Royalty(ies) earned hereunder during each Calendar Quarter within forty five (45) days of the end of each such Calendar Quarter.

(iii)Wire Instructions. Company shall be solely responsible for any costs and/or fees associated with making any and all payments to ABG-CB as required under this Agreement, including, without limitation, wire transfer fees. Company shall pay all sums due to ABG-CB by wire transfer to the following account, unless otherwise instructed by ABG-CB in writing and memorialized in a written amendment to this Agreement, duly executed by and exchanged between, authorized signatories of each of the Parties hereto, and confirmed by Company via voice/phone call to the ABG-CB’s ‘Accounts Receivable’ contact at [***] (Company shall ask the operator for the ‘Accounts Receivable’ contact):

Payee: [***]
Bank: [***]
Account Number: [***]
Routing number ACH/EFT: [***]
Routing number DOM. WIRES: [***]
SWIFT Code INTL WIRES: [***] (U.S DOMESTIC)
[***] (FOREIGN CURRENCY)
Account Address: [***]
Reference: [***]
Company acknowledges and agrees that (i) it is Company’s responsibility to comply with the foregoing protocols to ensure that ABG-CB receives payment in accordance with the terms of this Agreement, (ii) ABG-CB is not responsible if Company is the victim of a cyber, phishing, or similar attack, and (iii) any such attack does not excuse, waive, diminish, or modify any payment or other obligations of Company under this Agreement.

(iv)Company must secure the payment of all financial obligations due to ABG-CB under the Agreement, on a Contract Year-by-Contract Year basis, starting with Contract Year 2, with a Letter of Credit (as defined below) as detailed in Section 4(b)(iii)(A).

(A)Letter of Credit. Company must secure the payment of all financial obligations due to ABG-CB under the Agreement, on a Contract Year-by-Contract Year basis, starting with Contract Year 2, with an irrevocable standby or revolving letter of credit naming ABG-CB as the sole beneficiary and containing terms and conditions which are Approved by ABG-CB (each such letter of credit, for each Contract Year, a “Letter of Credit”). Each Letter of Credit shall: (i) be issued and confirmed by a Hong Kong branch of a New York clearinghouse bank acceptable to ABG-CB (with any associated costs charged by such bank being the sole responsibility of Company); (ii) be issued for [***] ([***]%) of the GMR due for Contract Year for which such Letter of Credit is issued; provided, however, that in the event that Company fails to pay ABG-CB any amount due under the Agreement more than one (1) time during any Term, then the amount of each Letter of Credit shall be increased to [***] ([***]%) of the GMRs due for both the Contract Year for which such Letter of Credit is issued and the immediately succeeding Contract Year; and (iii) remain effective until ninety (90) days following the end of the Contract Year for which such Letter of Credit is issued. For the avoidance of doubt, the terms and provisions of any Approved Letter of Credit may not be modified in any way without ABG-CB’s Approval. Company shall issue the Letter of Credit for Contract Year 2 within one hundred and twenty (120) days after the execution of this Agreement, and Company shall issue the Letter of Credit for each subsequent Contract Year at least sixty (60) days prior to the beginning of each such Contract Year. In the event that Company fails to issue the Letter of Credit for any Contract Year as and when required hereunder, then (i) it shall be a breach of this Agreement, and (ii) the full amount of the GMR shall immediately become due and owing to ABG-CB, in each case, without prejudice to any of ABG-CB’s other rights or remedies, all of which are expressly reserved. Without waiving its right to terminate the Agreement for Company’s failure to issue and maintain the necessary Letters of Credit, ABG-CB may draw down on any Letter of Credit in the event that: (i) ABG-CB does not receive any payment from Company as and when required under the Agreement; or (ii) Company fails to issue any Letter of Credit as and when required under the Agreement. If, at any time, ABG-CB draws down on any Letter of Credit, Company shall restore the full amount of the credit obligation which ABG-CB drew down within fifteen (15) days after the occurrence of such draw down.
(v)Currency. All monetary figures included herein are in United States Dollars.

(vi)No Deductions. Company may not deduct from, setoff or offset the Royalties, GMR or any other amount payable to ABG-CB for any reason. For purposes of illustration but without limitation, Company may not deduct: Union Fees (as hereinafter defined), Other Fees (as hereinafter defined), uncollectible accounts, wire transfer fees, bank fees or any other fees associated with making any and all payments to ABG-CB, slotting fees, advertising or other expenses of any kind, the costs incurred in the operation of the Business, or the conversion of any currency into United States Dollars.

(c)Allocation. ABG-CB may, in ABG-CB’s sole discretion, allocate and apply payments it receives from Company hereunder. Partial payment by Company to ABG-CB of any amounts due hereunder shall not, in any circumstance, avoid default by Company as to the full amount of any such payments, and Company shall not be entitled to any return of the amount of any partial payments in the event of any expiration or termination of this Agreement.

(d)Taxes & Fees.

(i)All sales, use, value added, withholding, local privilege, excise taxes, tariffs, duties or other charges of any kind, character or description which may be levied or imposed upon any of the Licensed Products, the Business or on any aspect of performance of this Agreement, shall be Company’s responsibility. ABG-CB shall only be responsible for the actual taxes on ABG-CB’s net income resulting from this Agreement.
(ii)Other Fees. Company shall be solely responsible for any costs and/or fees associated with making any and all payments to ABG-CB as required under this Agreement, including, without limitation, wire transfer fees (“Other Fees”). In no event shall ABG-CB be responsible for Other Fees that may arise out of this Agreement.

(e)Reports.
(i)Statements. Within forty five (45) days following the end of each Calendar Quarter during the Term (i.e., on or before May 15, August 15, November 15 and February 15), and continuing until all payments required hereunder are made, Company shall submit to ABG-CB, via RoyaltyZone (or other system provided by ABG-CB), a complete and accurate statement (each, a “Statement”), detailing: (A) all of the following information for each month included in such Calendar Quarter (as well as year-to-date information), cross-referenced by each ‘SKU’ of Licensed Product, and broken down first by each country of the Territory, then by distribution channel (I) total Net Sales, (II) total quantity (in units) sold, (III) invoiced price, (IV) gross revenue, (V) itemized Deductions, and (VI) Royalty due to ABG-CB. In the event that ABG-CB issues any invoice(s) to Company for any payments due and/or owing hereunder, Company hereby acknowledges that the same would be done solely as a courtesy to Company, and no such invoice shall alter, change or otherwise impact the amount or due date of any such payment (the terms of which shall continue to be dictated by the terms of this Agreement).

(ii)Year-End Summaries. Included with Company’s Statement for the fourth (4th) Calendar Quarter of each Contract Year (i.e., the Calendar Quarter beginning on October 1 and ending on December 31, the Statement for which is due to ABG-CB on or before February 15 of the immediately succeeding Contract Year), Company shall submit to ABG-CB, via RoyaltyZone (or other system provided by ABG-CB), a complete and accurate statement (“Year-End Summary” and together with the Statements, “Reports”), in the same format as the Statements, detailing all of the same information required for a Statement, in the aggregate, for the applicable Contract Year.

(iii)General. Included with each Report, Company shall submit to ABG-CB: (A) a copy of Prenetics Global Limited’s full and complete financial statements for that Calendar Quarter or Contract Year, as applicable; and (B) a certification signed by Company’s chief financial officer (or an equivalent authorized representative) indicating that such authorized representative of Company has reviewed and agrees with all the information contained in such Report. If and when requested by ABG-CB, Company shall provide ABG-CB with additional information (e.g., Net Sales and/or orders booked/confirmed for Licensed Products by country, Net Sales by specific Approved accounts and/or distribution channel, etc.), and/or backup and support materials, with respect to any item contained in any Report, such that ABG-CB will have sufficient information to evaluate the sources of any item contained in such Report, and to track Company’s Business under this Agreement. ABG-CB hereby reserves the right to modify the process for submission of Reports (e.g., using a software other than RoyaltyZone, etc.) on reasonable advance written notice to Company, but in no event shall ABG-CB modify the timing or frequency of the same without Company’s prior written approval, which approval may not be unreasonably withheld, conditioned or delayed.

(iv)Books & Records; Audit. ABG-CB’s acceptance of any payment and/or any Statement pursuant to this Agreement is without prejudice, shall not be deemed a waiver by ABG-CB of any rights afforded to ABG-CB hereunder, at law or in equity, and shall not preclude ABG-CB from questioning the correctness thereof at any time or exercising any of its rights related thereto. Company shall keep complete and accurate books of accounts and records with respect to its activities and transactions relating to this Agreement, including by way of example and not limitation, manufacture, sale, distribution, Advertising & Promotion, and other exploitation of Licensed Products (“Books & Records”). Company shall maintain such Books & Records throughout the Term of this Agreement, and for a period of three (3) years following the expiration or termination of the Term (the “Retention Period”). During the Term and Retention Period, ABG-CB, or a third party designated by ABG-CB (ABG-CB and such third party being defined, for purposes of this Section, as an “Auditor”), shall have the right to conduct an audit to verify Company’s performance and compliance hereunder, including without limitation, by inspecting, examining, copying, making extracts (including in searchable electronic form), and retaining, the Books & Records insofar as they relate to this Agreement, including, without limitation, the computation of Royalties, and other amounts payable to ABG-CB and/or amounts that Company is required to spend under this Agreement, and Company hereby agrees to cooperate with the Auditor, to the best of Company’s ability, in connection therewith (including, without limitation, by providing the Auditor with backup and support documentation related to any Books & Records, e.g., Company’s standard wholesale prices for any Licensed Products, excel spreadsheets with formulas, etc.). All such Books & Records shall be available at Company’s principal place of business at the address set forth in this Agreement. If requested by Auditor, Company shall provide electronic data including Net Sales, Royalties and Deductions, in electronic form prior to any scheduled audit. In the event Company fails to so cooperate with the Auditor: (i) the same shall be deemed a breach of this Agreement by Company, and (ii) in order to complete any such inspection / audit and in the absence of information from Company, ABG-CB shall be entitled, without prejudice to any other right or remedy available to ABG-CB, to draw inferences adverse to Company and assess the amounts owed by Company to ABG-CB in ABG-CB’s reasonable discretion, based on, among other factors, the books and records Company has kept, if any, market conditions, industry standards, sales of similar items, and any other reasonable estimates and assumptions ABG-CB deems appropriate. ABG-CB and/or such Auditor shall be permitted to inspect such Books & Records no more frequently than one (1) time during any [***] month period, upon thirty (30) days prior written notice to Company. In the event that any such inspection is conducted by a third-party Auditor, such Auditor shall agree in advance not to disclose or use for the Auditor’s benefit any Confidential Information (as hereinafter defined) of which the Auditor observes or becomes aware. If any such inspection reveals a discrepancy in the amount paid to ABG-CB equal to [***] percent ([***]%) or more of the amount payable to ABG-CB hereunder for the period in question, then Company shall also reimburse ABG-CB for the cost of such audit, including, but not limited to the costs associated with the Auditor’s lodging, travel, and meals and ABG-CB’s engagement of such Auditor. If the Auditor shall discover a discrepancy in the amount paid to ABG-CB equal to [***] percent ([***]%) or more of the amount payable to ABG-CB hereunder for the period in question, then in addition to the above, ABG-CB shall have the right, but not the obligation, to immediately terminate this Agreement upon notice to Company with no cure period, even if Company tenders the deficiency and associated costs and expenses to ABG-CB. In any event, Company shall make all payments required to be made to eliminate any discrepancy revealed by any such inspection within fifteen (15) days after ABG-CB’s demand therefor. Interest, compounded monthly, at the rate of [***] percent ([***]%) per month (or, if not legally permissible, then at the then maximum legal interest rate) shall accrue on any amount due to ABG-CB from and after the date upon which said payment is due until the date payment is actually received, whether said late payment was discovered in connection with this Section or otherwise.
5.Sub-Contractors. In the event Company wishes to sub-contract any or all of the operation of the Campaign or related Business hereunder (e.g., design of the Campaign, creation of Licensed Products, etc.) to any third party (e.g., ad agencies, photographers, videographers, producers, crew, etc.) (each, a “Sub-Contractor”), Company shall use Company’s best efforts to ensure that all Sub-Contractors abide by the terms of this Agreement, including, without limitation, the Standards of Practice. All acts and omissions of all Sub-Contractors shall be deemed to be the acts and omissions of Company for all purposes of this Agreement, and Company shall be responsible and liable for any and all acts and omissions of any Sub-Contractor. Company shall ensure (e.g., by including the same in the applicable Sub-Contractor agreement) that all rights granted to any Sub-Contractor, whether pursuant to a Sub-Contractor agreement or otherwise, shall terminate upon any expiration or termination of this Agreement.

6.Approvals.
(a)Approvals.

(i)Approval Rights. For purposes of this Agreement, “Approval” (and all grammatical variations thereof, e.g., Approve, Approved, etc.) shall be defined as ABG-CB’s prior written approval, which may be given or withheld in ABG-CB’s sole discretion. ABG-CB has the right to Approve all uses of the Licensed Property, whether by Company or any of its approved designees (including, without limitation, the use of the Licensed Property in connection with the Licensed Products, the Campaign, Advertising & Promotion, any and all other items produced pursuant to this Agreement) (collectively, “Materials”). Company hereby agrees that: (A) no Materials may be released or exhibited publicly, in any manner, unless and until ABG-CB has Approved the same, (B) all Materials must be re-submitted for Approval each time a revision is made incorporating any changes, and (C) ABG-CB’s Approval of Materials hereunder is specifically limited to Approval of the use of the Licensed Property contained therein, and that to the extent any materials owned by third parties (e.g., logos, locations, individuals, etc.) (“Third-Party Materials”) are incorporated therein, Company shall be solely responsible for identifying such Third-Party Materials, and for obtaining an appropriate license from the owner(s) of such Third-Party Materials to secure all applicable rights to use and otherwise exploit such Third-Party Materials.

(ii)Approval Process.
(A)General. ABG-CB shall respond to each request for Approval from Company within [***] Business Days of ABG-CB’s receipt of such request (“Approval Window”); provided, however that ABG-CB’s silence or failure to respond to any such request prior to the expiration of the Approval Window shall be deemed ABG-CB’s disapproval of the Materials contained in such request for Approval. If ABG-CB is silent with respect to, or fails to reply to, the original request, then Company shall be entitled to submit a second (2nd) request for Approval containing the same materials as the original request, with a required copy, marked in bold and caps in the subject line of an email stating “URGENT SECOND SUBMISSION MUST RESPOND IN [***] BUSINESS DAYS”, to [***] and [***] (or a replacement provided by ABG-CB) ("Second Request"). In the event that ABG-CB is silent or fails to reply to the Second Request within [***] Business Days of receipt thereof from Company, then ABG-CB's silence with respect to, or failure to respond to, the Second Request shall be deemed ABG-CB’s approval of the materials included in the Second Request. Company hereby acknowledges that ABG-CB’s Approval of any particular Materials for a specific purpose shall only be deemed an Approval for said purpose. Company shall be required to re-submit any previously Approved Materials to the extent Company wishes to use the same for other purposes. Company hereby acknowledges that, in the event Company fails to obtain ABG-CB’s consent or Approval for any act or omission requiring such consent or Approval (e.g., use of Licensed Property, etc.), the same shall be deemed a non-curable breach of this Agreement entitling, but not requiring, ABG-CB to immediately terminate this Agreement. Any disapproval by ABG-CB shall be accompanied by an explanation regarding such disapproval or other reservations ABG-CB may have. In the event of any disapproval or reservations, ABG-CB shall work with Company in good faith to address any concerns provide edits and suggestions with the intent to accomplish Company’s goals in as fair and reasonable fashion as possible to make such submission approvable (if possible).
(B)Advertising & Promotion. Company shall create and submit to ABG-CB, via email (as specified by ABG-CB) the concept (e.g., story boards, mock-ups, etc.) (“Concept”) for each Advertising & Promotion exploitation (each, an “Advertisement”). After Approval of such Concept, and prior to the public exhibition of any Advertisement, Company shall create and submit to ABG-CB, via email (as specified by ABG-CB), the completed Advertisement intended for public exhibition. After Approval of such Advertisement, Company shall be permitted to publicly exhibit the same, through those channels (e.g., broadcast television, internet) Approved by ABG-CB, in each case, subject to the terms, conditions and limitations of this Agreement.

(C)Press Releases. Company shall not itself or through its agents or representatives or otherwise indirectly, make, issue, distribute or disseminate any information or statements to the press regarding ABG-CB, and/or matters pertaining to or arising out of this Agreement (each a “Press Release”). In the event that Company desires to issue a Press Release, Company shall submit the same to ABG-CB for Approval. If ABG-CB has not responded in writing prior to the expiration of an Approval Window, then the submission shall be deemed disapproved. ABG-CB shall have the right, but not the obligation, to include Company, the Campaign and the existence of a partnership between ABG-CB and Company in any and all such Press Releases.
(b)Brand Standards.

(i)Nonconformities. If there is a substantial or material departure from any Materials Approved by ABG-CB, then, ABG-CB shall have the right, in its sole and absolute discretion, to demand that Company immediately cease all manufacture, distribution and/or exploitation of such Materials and Company shall immediately comply with any such demand at Company’s sole cost and expense. Company shall be required to re-submit any previously Approved, but non-conforming Materials, to the extent Company wishes to subsequently use the same. ABG-CB may additionally require that any Materials be immediately recalled if it believes in its reasonable judgment that any of the foregoing may pose a health or safety hazard, or be detrimental to the goodwill of ABG-CB, its parent, subsidiaries or affiliated companies, and Company shall immediately comply with any such requirement at Company’s sole cost and expense.
(ii)Disclaimer. Company hereby acknowledges that Company shall bear the responsibility for and expense of compliance with the Approval requirements hereunder. Company further acknowledges that the Approval or disapproval of any use of the Licensed Property may be based, without limitation, solely on subjective aesthetic standards. This Approvals process shall not be deemed a legal review, but purely as a process meant to verify that the use of the Licensed Property has been done in a manner that complies with this Agreement. Any Approval shall not waive, diminish or negate Company’s indemnification obligations to ABG-CB herein.

(iii)Quality Control. Company acknowledges that, if any Materials produced hereunder are of inferior quality in material and/or workmanship or not in accordance with applicable Laws (as hereinafter defined), then the substantial goodwill which ABG-CB has built up and now possesses in the Licensed Property will be impaired. As such, Company shall use Company’s best efforts to operate the Business in a manner consistent with the high prestige and quality associated with ABG-CB and the Licensed Property.

(iv)Development. All costs and expenses of the Business (including, without limitation, design, manufacturing, registration, distribution, and sale of the Licensed Products, and the operation of the Business, and other costs and expenses related to the Campaign and all Advertising & Promotion hereunder, including, without limitation, to the expense of compliance with the approval requirements set forth herein) shall be borne by Company.

(v)Territory Reversion. In the event that Company has not sold commercially reasonable quantities of an enumerated category of Licensed Products in any given country or region of the Territory by the end of Contract Year 3 (time being of the essence) or at any time thereafter, which shall be mutually agreed and determined among the Parties after engaging in good faith discussions, then: ABG-CB shall have the right, but not the obligation, to remove such country and/or region of the Territory from this Agreement upon written notice to Company. If ABG-CB issues such notice, all rights in and to such country and/or region of the Territory with respect to such enumerated category of Licensed Product shall revert to ABG-CB.

(vi)Harmful Products. Company shall notify ABG-CB by telephone and electronic mail as soon as reasonably possible, and in all circumstances within forty-eight (48) hours, upon receipt of any (i) consumer complaint alleging that any Product (whether an Licensed Product or not) is connected to any illness, injury, or death of a human being or animal, (ii) product liability claim made or legal action filed with respect to any Product (whether an Licensed Product or not), (iii) communication to or from the US Food & Drug Administration (or the equivalent or similar agency in the Territory) or other federal, provincial, or local consumer safety agency with jurisdiction over the Licensed Products (all collectively referred to as the "Agency") regarding any Product {whether an Licensed Product or not), including without limitation, any notices of investigations or directives, or (iv) if Company has any reason (other than as specified in subsections (i) through (iii) above) to believe that a Product (whether an Licensed Product or not) may be a Harmful Product (as defined below), including, but not limited to, a situation in which a Product or Licensed Product is manufactured in the same facility as a non-ABG-CB product that is subject to a recall. A "Harmful Product" means any Product (whether a Licensed Product or not) that, as a result of a communication from the Agency, a consumer complaint, or product liability claim, Company has reason to believe is or may be adulterated, misbranded, defective, harmful to consumers (other than harms generally associated with the use or misuse of alcoholic beverages), or for any reason may fail to comply with any Laws. In all such cases of an actual or potential Harmful Product, Company agrees to immediately discuss in good faith with ABG-CB the nature of the issue and what additional steps are necessary to further investigate the matter such as notifying the Agency. If ABG-CB or Company reasonably concludes from information supplied by Company or from any other source that a Product (whether a Licensed Product or not) is an actual or a potential Harmful Product, then Company shall proceed as set forth below. In the event of an actual or potential Harmful Product, Company shall immediately stop distribution of such Product (whether an Licensed Product or not) and any other ABG-CB (or its affiliates)-Licensed Product manufactured in the same location that may be exposed to risk. Company shall also take such action as is required by applicable Laws, including without limitation, notifying the appropriate Agency in the country in which the actual or potential Harmful Product is being distributed to consumers. Company shall take such actions as the notified Agency shall require, including without limitation, (A) notifying the public of such actual or potential Harmful Product through recall notice, safety alert, or other appropriate means, (B) retrieving, recalling, or withdrawing the actual or potential Harmful Product from Retail Locations and consumers, (C) destroying and/or replacing the actual or potential Harmful Product, and/or (D) refunding sums paid and expenses incurred by consumers and others by reason of the notification, recall, or market withdrawal (all such actions being referred to collectively as the "Action(s)"). In the event applicable Law does not require Company to notify the Agency or in the event notification has taken place but there is no direction given by the Agency regarding the actual or potential Harmful Product, Company shall discuss in good faith with ABG-CB the steps to be taken, and Company shall take such steps as ABG-CB shall direct in its reasonable discretion. Company shall provide ABG-CB with all proposed public notices or statements of any kind regarding a failure, defect, withdrawal or recall of an actual or potential Harmful Product (including without limitation, press releases, posters, tweets, texts, and/or social media postings) for ABG-CB's review and Approval. Company shall also provide ABG-CB with contemporaneous copies of any correspondence and communications related thereto (e.g., responses, third party replies or comments, follow up communications, emails, etc.). Company shall provide ABG-CB with regular and timely information regarding the actual or potential Harmful Product, including, without limitation, the status of any investigations and contemporaneous copies of any correspondence and/or communications with the Agency. ABG-CB reserves the right to notify the relevant Agency about a Harmful Product in the event that Company does not do so, and ABG-CB deems it prudent to do so. Whether ABG-CB or Company notifies any Agency of such Harmful Product, Company shall promptly reimburse ABG-CB for all reasonable expenses paid or incurred by ABG-CB by reason of, or in connection with, such notification, including, without limitation, all Action(s) expenses. If Company does not have the capability or resources to implement and manage the Actions in an effective and legally-compliant manner, Company shall, at its sole cost and expense, retain a third party with the requisite capability and resources to do so. The obligations of Company under this Section supplement and do not limit other obligations, representations, warranties, and indemnities of Company contained herein..

7.Force Majeure. If, at any time during the Term, ABG-CB is prevented, hampered or interrupted by, or interfered with in, in any manner whatsoever, fully performing its duties hereunder, by reason of: any present or future statute, law, ordinance, regulation, order, judgment or decree, whether legislative, executive or judicial (whether or not valid); any act of God, earthquake, fire, flood, epidemic (including, without limitation, any pandemic), accident, explosion or casualty; any lockout, boycott, strike, labor controversy (including, without limitation, any threat of any of the foregoing); any riot, civil disturbance, war or armed conflict (whether or not there has been an official declaration of war or official statement as to the existence of a state of war), invasion, occupation, intervention of military forces or act of public enemy; any embargo, delay of a common carrier, inability without default on ABG-CB’s part to obtain sufficient material, labor, transportation, power or other essential commodity required in the conduct of its business; any cause beyond the reasonable control of ABG-CB; or any other cause of any similar nature (each of the foregoing, a “Force Majeure Event”), then ABG-CB’s obligations hereunder shall be suspended as often as any such Force Majeure Event occurs and during such period(s) of time as such Force Majeure Event(s) exist and such non-performance by shall not be deemed to be a breach of this Agreement by ABG-CB, or a forfeiture of any of ABG-CB’ rights hereunder.

8.Intellectual Property.

(a)Ownership.
(i)ABG-CB’s Rights. Company hereby acknowledges that ABG-CB is the owner of all intellectual property rights (including, without limitation, copyright, patent and trademark rights), whether now known or hereafter devised, in and to any and all materials of any sort utilizing, or any rights arising out of, the Licensed Property, including all such materials as may be developed by Company and all goodwill that is attached or may become attached to the foregoing (all of the foregoing, together with all other rights of ABG-CB, the “Brand Rights”), and title thereto is and shall be in the name of ABG-CB or ABG-CB’s designees. With respect to any Brands Rights that are developed or created by or on behalf of Company hereunder, whether in connection with the Business or otherwise (e.g., any and all additions to, and new renderings, modifications or embellishments of, Licensed Property), the same shall, notwithstanding such development or creation by or on behalf of Company, be and remain the sole and exclusive property of ABG-CB, as follows: (I) to the extent any of the foregoing qualify as ‘works of authorship’ as such term is used in Section 102 et seq. of the United States Copyright Act, Title 17, United States Code (“Copyright Act”), then the same shall be deemed a “work made for hire” as defined in Section 101 et seq. of the Copyright Act; or (II) to the extent any of the foregoing are not deemed a “work made for hire” pursuant to the Copyright Act (e.g., inventions, etc.), then Company hereby assigns to ABG-CB all right, title and interest in and to the same. Company shall also enter into written agreements with all of its employees, designees and Sub-Contractors (e.g., any advertising agency, photographer, videographer, crew, and other personnel used for the Campaign), in a form Approved by ABG-CB, which agreement shall provide that any Brands Rights created by any of them in the course of the Business shall be the property of ABG-CB pursuant to this Section (whether as a “work made for hire” or by assignment to ABG-CB). Upon the request of ABG-CB, Company shall submit to ABG-CB copies and/or originals of all such agreements, and full information concerning the invention and creation of any such Brand Rights (e.g., the name of the employee who created the same, the date on which the same was created, etc.). Company shall not permit any of its employees to obtain or reserve, by written or oral agreement or otherwise, any rights as “authors” or “inventors” of any such artwork or designs (as such terms are use in the present or any future versions of the Copyright Act, or any other statute or judicial decisions that may govern the same).

(ii)Company’s Rights. ABG-CB acknowledges that Company is the owner of all intellectual property rights (including, without limitation, copyright, patent and trademark rights), whether now known or hereafter devised, in and to, or any right arising out of, the Licensed Products, any other products manufactured, marketed, and/or distributed by the Company, including all goodwill that is attached or may become attached to the Company and/or the Licensed Products, and any other intellectual property related to the Company, all specifically excluding the Brand Rights (“Company IP Property”). ABG-CB expressly acknowledges that Company is the sole owner of the Licensed Products and that nothing herein shall be deemed a grant of any ownership interest in the same from Company to ABG-CB. If anything in the Agreement is deemed to give ABG-CB any ownership interest, droit moral or otherwise, in the Licensed Products, ABG-CB shall promptly execute any documents required to convey all right, title and interest in same to Company at Company’s sole cost and expense.

(iii)Work for Hire. All of the results and proceeds created by Company as a result of the performance of creating the Licensed Products under this Agreement, specifically excluding the Brand Rights, shall be deemed a “work made for hire” (as that term is used in the Unites States Copyright Act) for Company and shall (specifically excluding the Brand Rights) be deemed to be part of the Company IP Property, and Company shall be considered the author and sole copyright owner thereof and the owner of all rights therein and of all proceeds derived therefrom and in connection therewith, with the right to edit or otherwise make changes therein and such uses and disposition thereof, in whole or in part, in any and all media now known or hereafter devised, as Company may from time to time determine as the author and owner thereof, in each case subject to the terms and conditions of this Agreement. If and to the extent that the foregoing provisions do not operate to vest fully and effectively in Company all or any of such rights in or to the Company IP Property, ABG-CB hereby grants and assigns to Company all such rights in such Company IP Property (in each case, specifically excluding the Brand Rights). Any and all use and other exploitation of the Brand Rights (including, without limitation, as the same may be used or referenced in any of the Materials or any of the other results and proceeds created by Company as a result of the performance of creating Licensed Products hereunder) shall only be during the Term, within the Territory, and subject to the terms, conditions, and limitations of this Agreement.
(A)Marketing Materials. ABG-CB acknowledges that Company regularly claims copyrights and obtains copyright registration for its product packaging, and other promotional material (including, without limitation, print ads, commercials, and web-based advertisements) (collectively, “Marketing Materials”). Company shall have the sole right to claim the copyright to and seek and obtain copyright registration in the name of Company or its designees for any and all Marketing Materials created in conjunction with the Business and/or Campaign that use the Licensed Property, provided, however, that Company shall have no right to claim or to acquire any rights with respect to any such Licensed Property or Brand Rights embodied therein, and all such rights in and to the Licensed Property and the Brand Rights shall remain vested in ABG-CB.

(B)Legal Lines. All uses of the Licensed Property shall bear appropriate copyright, trademark and credit notices, as provided by ABG-CB (“Legal Lines”), either directly on the Materials using the same, or on tags, stickers or labels affixed thereto, and no Materials may be released to the public unless and until ABG-CB has Approved Company’s use of the Legal Lines. ABG-CB may change the Legal Lines by giving Company written notice thereof, and Company shall effect such change as promptly as reasonably practical; provided, however, that if Company has any inventory of Materials then-existing or in production, which Materials bear the previous form of the Legal Lines, then Company may sell-off and/or exploit, as applicable, such Materials in the ordinary course of business during the Term. Company shall, at all times, comply with best practices with respect to intellectual property notifications and usage, including, without limitation, proper use of the “™” or “®” designations, and not using any trademark as a generic term.
(b)Maintenance of Licensed Property. Company hereby acknowledges that Company’s exercise of the License Rights (including, without limitation, all uses of the Licensed Property) shall inure solely to the benefit of ABG-CB. Company shall cooperate with ABG-CB, at ABG-CB’s request and sole cost and expense (excluding Company’s outside attorneys), in the procurement, maintenance and protection of the Brand Rights. In connection therewith, Company shall, without limitation, execute (if necessary) and deliver to ABG-CB, in such manner as ABG-CB shall reasonably request, from time to time, all instruments, documents, information and other items (e.g., samples of Licensed Products) that ABG-CB deems necessary such that ABG-CB is able to: (i) apply for and effectuate copyright and trademark protection; (ii) record Company as a registered user of any Brand Rights pursuant to this Agreement; and/or (iii) cancel any such registration. With respect to the foregoing, ABG-CB shall be permitted to employ counsel of ABG-CB’s own choice to direct the handling thereof. ABG-CB makes no representation or warranty that copyright or trademark protection shall be secured in any or all elements of the Brand Rights.

(c)Enforcement of Licensed Property. Company shall assist ABG-CB to ensure that third parties do not unlawfully infringe on Brand Rights. Company shall promptly notify ABG-CB of any such infringements of the Brand Rights of which Company becomes aware. ABG-CB shall have the exclusive right, at ABG-CB’s sole cost and expense (excluding Company’s outside counsel fees) and exercisable at ABG-CB’s sole discretion, to institute in its own name, and to control, with counsel of its own choosing, all claims, suits and/or actions against third parties relating to the Brand Rights, and other proprietary rights in and to the same (“Infringement Claim”), and ABG-CB shall be entitled to receive and retain all amounts awarded, if any, as damages, profits or otherwise, in connection with such Infringement Claims. Company shall not take any action on account of, or in connection with, any Infringement Claim, other than to notify ABG-CB of the same, and to cooperate with ABG-CB, pursuant to this Section. Company hereby acknowledges that: (i) ABG-CB has no obligation to take any action in connection with any Infringement Claim, and (ii) ABG-CB shall incur no liability by reason of: (A) ABG-CB’s failure or refusal to take any such action against any Infringement Claim, or (B) any settlement relating to any Infringement Claim to which ABG-CB may agree.

(d)Misuse of Brand Rights.

(i)No Attack. Company shall not, during the Term or at any time thereafter, attack or challenge, or lend assistance to any third party in connection with an attack or challenge, of any right, title or interest of ABG-CB in and to any Brand Rights (including, without limitation, copyrights, trademarks and/or patents), whether by way of: (i) an application for and/or an opposition against any intellectual property rights relating to the Brand Rights, (ii) adoption of any intellectual property rights confusingly similar to, or that infringes, any of the Brand Rights, or (iii) any lawsuit, cancellation proceeding or action, or otherwise. Company shall not represent in any filing, presentation, document or other statement, whether written or verbal, that Company or any third party is the owner of the Brand Rights or any other License Rights, and Company shall not use or display any of the foregoing except as expressly permitted herein.
(ii)Brand Names/Accounts.

(A)Ownership. ABG-CB shall own all right, title and interest (including, without limitation, all intellectual property rights) in and to any: (I) domain names that are similar to, use and/or incorporate the Brand Rights, or any variation thereof (“Domain Names”), (II) corporate, trade or business names that are similar to, use and/or incorporate the Brand Rights, or any variation thereof (“Business Names”), and (III) the Social Media Accounts and other social media accounts (e.g., on Facebook and Instagram, etc.) that are branded with any Brand Rights, or any variation thereof (together with the Domain Names and Business Names, the “Brand Names/Accounts”).

(B)Restrictions. During the Term and at all times thereafter, Company shall have no right to, and hereby agrees not to, register any Brand Name/Account incorporating, in whole or in part, Brand Rights or any variation(s) or derivative(s) thereof. Should Company register any Brand Name/Account incorporating any Brand Rights or any variation(s) or derivative(s) thereof, Company shall transfer the same to ABG-CB, immediately upon ABG-CB’s request.

9.Representations and Warranties.
(a)ABG-CB’s Representations & Warranties; Disclaimer. ABG-CB represents and warrants to Company that (A) it has the necessary right, power and authority to enter into this Agreement and to perform its obligations hereunder (including, without limitation, to grant the License Rights granted to Company hereunder) ), (B) it is duly organized, validly existing and in good standing under the Laws of its state of organization, (C) there is no pending or threatened litigation which may affect ABG-CB’s ability to fully perform its obligations herein (D) all necessary acts have been effected by it to render the Agreement valid and binding upon it; and (E) the ABG-CB business shall at all times be operated in accordance with all applicable Laws. Notwithstanding the foregoing or anything contained herein to the contrary, Company hereby acknowledges that ABG-CB has not made, and is not making, any other express or implied representation or warranty to Company, including, without limitation, with respect to ABG-CB; or any ABG-CB Indemnified Party (as hereinafter defined); or as to the popularity, success, continued exploitation of, and/or marketing and advertising budget with respect to, the Licensed Property, the Licensed Products or the Business.

(b)Company’s Representations & Warranties. Company hereby represents and warrants to ABG-CB that:

(i)(A) It has the full right, power and authority to enter into the Agreement and to perform all of its obligations hereunder; (B) it is adequately staffed and financially capable of undertaking the business operations which it conducts and of performing its obligations hereunder; (C) it is duly organized, validly existing and in good standing under the Laws of its state of organization; (D) all necessary acts have been effected by it to render the Agreement valid and binding upon it; (E) in its negotiations relative to the Agreement, it has not utilized the services of any finder, broker or agent and it owes no commission or fees to any such person in relation hereto; (F) there is no pending or threatened litigation which may affect Company’s ability to fully perform its obligations herein; (G) the Licensed Products shall at all times be designed, developed, manufactured, distributed, advertised, marketed, promoted, offered for sale, sold, and otherwise exploited in accordance with all applicable Laws; and (H) the Business shall at all times be operated in accordance with all applicable Laws;
(ii)Company and each of Company’s parents, subsidiaries and affiliated companies, and each of their respective officers, directors, shareholders, employees, companies, agents, attorneys, successors and assigns (collectively, “Company Parties”) shall comply with and act in accordance with (A) any and all applicable laws and other legal obligations of or in the Territory including, without limitation, local, state, federal and international directives, rules, assessments, regulations, filing requirements, ordinances, statutes, codes, guides, judgments and civil or common law (including, without limitation, all laws regarding trademarks, copyrights, rights of publicity or any other intellectual property rights); (B) conventions and treaties to which any country, region and/or portion of the Territory and, if not included in the Territory, the United States, and any legal subdivisions thereof, is a party; and (C) industry and trade-association standards, rules or regulations (all of the foregoing in sub-sections (A), (B) and (C) being defined herein, collectively, as “Laws”);

(iii)(A) The Campaign, the Licensed Products and all Advertising & Promotion by Company (including, as applicable, its designees), shall be of high quality in design, material, workmanship, and execution; (B) no injurious, deleterious or defamatory material, writing or images shall be used in connection with the Licensed Property or the Business; (C) the Licensed Products shall be merchantable and fit for the intended use herein, shall in all respects be safe to consumers and shall be manufactured and distributed in accordance with all applicable Laws; (D) Company shall undertake a level of customer service and provide warranties to consumers at least as favorable as is standard in its industry; and (E) Company shall comply with any and all product recalls issued by the Consumer Product Safety Commission (CPSC) or any other local, federal or state agency or Law;
(iv)Company shall not create, incur or permit any encumbrance, lien, security interest, mortgage, pledge, assignment or other hypothecation upon this Agreement or permit the commencement of any proceeding or foreclosure action on this Agreement or to obtain any assignment thereof, whether or not involving any judicial or nonjudicial foreclosure sales;

(v)Prior to Company’s execution hereof, Company had the opportunity to provide a copy of this Agreement to, and review the same with, legal counsel of Company’s own choosing, and that Company has either obtained advice from such legal counsel or has declined to seek such advice;

(vi)(A) Company owns all rights in and to the Licensed Products, including by way of example and not limitation, any and all copyrights, trademarks and service marks used for or in connection therewith, and (B) none of the design, development, manufacture, distribution, Advertising & Promotion, marketing, exploitation offering for sale, sale, or other exploitation of the Licensed Products (including, without limitation, the Campaign) infringe any intellectual property right or otherwise violate any right of any third party; and

(vii)Company has not and will not, during the Term or at any time after expiration of the Term, create any expenses chargeable to ABG-CB without Approval.
10.Indemnification.

(a)ABG-CB’s Indemnification Obligations. ABG-CB shall indemnify, defend and hold harmless Company from and against any and all third-party claims, liabilities, demands, causes of action, judgments, settlements, costs and expenses (including, without limitation, reasonable outside attorneys’ fees and court costs) (collectively, “Claims”) arising solely out of or in connection with the breach by ABG-CB of any of its express representations or express warranties in this Agreement. ABG-CB shall not be liable to Company or any third party under this Section 10(a) to the extent that: (i) any Claim is determined by a court of competent jurisdiction to result directly from any conduct of Company or any of Company’s designees; or (ii) Company is required to indemnify ABG-CB pursuant to Section 10(b) below.
(b)Company’s Indemnification Obligations. Company shall indemnify, defend and hold harmless ABG-CB and its current and future parents, subsidiaries, affiliated companies and each of their respective current and future officers, directors, shareholders, employees, licensors, licensees, agents, attorneys, successors and assigns (each, individually, a “ABG-CB Indemnified Party”) from and against any and all direct Claims, third-party Claims, and any Claims by any local, state or federal government or regulatory agency, authority or board, arising out of or in connection with any one (1) or more of the following: (i) the breach by Company of any of its express or implied representations, warranties or covenants in this Agreement; (ii) the failure by Company to perform any of its obligations under this Agreement; (iii) the design, development, creation, manufacture, distribution, Advertising & Promotion, marketing, exploitations, offering for sale, sale and other exploitation of the Licensed Products (including, without limitation, the Campaign) (including, without limitation, any product liability, false advertising, tort Claims, and/or infringement Claims); and (iv) any acts, whether by omission or commission, by Company or any Company Party, which may arise out of, in connection with, or is any way related to, the Campaign, the Business and/or this Agreement. Company hereby agrees that ABG-CB’s Approval shall not waive, diminish or negate Company’s indemnification obligations to the ABG-CB Indemnified Parties herein. Company shall not be liable to ABG-CB or any third party under this Section 10(b) to the extent that: (i) any Claim is determined by a court of competent jurisdiction to result directly from any conduct of ABG-CB or any of ABG-CB’s designees; or (ii) ABG-CB is required to indemnify Company pursuant to Section 10(a) above.

(c)Indemnification Process. The Party to be indemnified hereunder (the “Indemnitee”) must give the indemnifying Party hereunder (the “Indemnitor”) prompt written notice of any Claim, and the Indemnitor, in its sole discretion, may then take such action as it deems advisable to defend such Claim on behalf of the Indemnitee. In the event that appropriate action is not taken by the Indemnitor within thirty (30) days after the Indemnitor’s receipt of written notice from the Indemnitee, the Indemnitee shall have the right to defend such Claim with counsel reasonably acceptable to the Indemnitor, and no settlement of any such Claim may be made without the prior written approval of the Indemnitor, which approval shall not be unreasonably withheld, conditioned or delayed. Even if appropriate action is taken by the Indemnitor, the Indemnitee may, at its own cost and expense, be represented by its own counsel in such Claim. In any event, the Indemnitee and the Indemnitor shall keep each other fully advised of all developments and shall cooperate fully with each other in all respects with respect to any such Claim.

11.Insurance.

(a)Company shall procure and maintain, at its sole cost and expense, and cause its Sub-Contractors to obtain, at their sole cost and expense, during the Term and for a period of [***] years thereafter (“Insurance Period”), comprehensive general liability insurance (including, without limitation, product liability insurance, inventory insurance, worker’s compensation insurance, operations liability insurance, errors and omissions insurance, advertising injury insurance, cyber-liability and intellectual property insurance), to defend and protect the Parties against claims arising out of or in connection with the Business, the Licensed Products and the Advertising & Promotion thereof. Insurance must be obtained from a company reasonably acceptable to ABG-CB, in an amount not less than [***] ($[***] USD) in the aggregate, or Company’s standard insurance policy limits, whichever is greater.
(b)By no later than fourteen (14) calendar days prior to [***], Company shall submit to ABG-CB a certificate of insurance naming each of ABG-CB, its affiliates and Authentic Brands Group, LLC as additional insureds (“COI”), which COI, or a renewal or replacement thereof, shall remain in force at all times during the Insurance Period, and shall require the insurer to provide at least thirty (30) days’ prior written notice to Company, and all additional insureds, of any termination, cancellation or modification thereof.

(c)In the event that any insurance policy required hereunder includes or permits a waiver of subrogation, such waiver shall apply to ABG-CB. In the event that any insurance policy required hereunder provides for a waiver of subrogation in the event that such waiver is required by a third-party agreement, then this Agreement shall be deemed to require such waiver. Company shall notify ABG-CB of all claims regarding the Licensed Property, Materials and/or Licensed Products under any of the foregoing policies of insurance promptly upon the filing thereof. Company’s indemnification obligations hereunder shall not be limited by the amount of insurance requirements hereunder. ABG-CB shall be entitled to its proportionate share of the insurance proceeds received by Company in respect to the License Rights, and Company shall report the same on Company’s Statement for the Calendar Quarter in which any such insurance proceeds are received.
12.Termination.

(a)ABG-CB’s Right to Terminate.

(i)ABG-CB shall have the right, but not the obligation, to suspend its performance hereunder and/or terminate this Agreement in its entirety upon the occurrence of any of the following events:
(A)The failure of Company to make any payment required to be made under this Agreement, which failure is not cured within five (5) business days of Company’s receipt of written notice from ABG-CB of the same; and/or

(B)The breach by Company of any of its representations or warranties herein, or the failure of Company to comply with any of the other terms of this Agreement or otherwise discharge its duties hereunder (it being understood that any such failure related to non-payment shall be governed by Section 12(a)(i)(A) above), and such breach or failure, to the extent curable, is not cured within fifteen (15) days of Company’s receipt of written notice from ABG-CB of the same; and/or

(C)The breach by Company of any provision of this Agreement, or the failure of Company to comply with any of the terms of this Agreement or otherwise discharge Company’s duties hereunder, more than one (1) time during the Term; and/or
(D)The failure by Company to procure or maintain insurance pursuant to the terms of this Agreement;

(E)Any act of gross negligence or wanton misconduct by Company, and such action is not corrected within ten (10) days of Company’s receipt of written notice from ABG-CB of the same; and/or
(F)The cessation of operations by Company, including, without limitation, Company’s failure to continuously and diligently operate the Business or offer the Licensed Products, for a continuous period of ninety (90) days); and/or

(G)The making by Company of an assignment for the benefit of creditors, or the filing by or against Company of any petition under any federal, national, state or local bankruptcy, insolvency or similar Laws, if such filing shall not have been dismissed or stayed within sixty (60) days after the date thereof.
(ii)Company hereby acknowledges that Company shall not have an opportunity to cure any breach which, by its terms, cannot be cured, including, without limitation, release of any Materials bearing the Licensed Property without Approval.

(b)Company’s Right to Terminate. Company shall have the right, but not the obligation, to terminate this Agreement in its entirety upon the occurrence of a material breach by ABG-CB of any of its express representations or express warranties herein, and such breach is not cured within thirty (30) business days of ABG-CB’s receipt of written notice from Company of the same.
13.Expiration or Termination of Agreement.

(a)Effect of Expiration or Termination.
(i)Reversion of Rights; Survival. Upon any expiration or termination of this Agreement for any reason, all rights granted hereunder (including, without limitation, the License Rights, the right to incorporate the Licensed Property into any Materials, the right to use the Campaign, and the right to engage in any Advertising & Promotion) shall revert to ABG-CB, and Company shall have no further rights whatsoever. Any Sections and any other obligations under the provisions of this Agreement which, by their term or implication, have a continuing effect, shall survive any expiration or termination of this Agreement.

(ii)Payments. Upon expiration, or termination of this Agreement by ABG-CB in accordance with Section 12(a), the Company’s obligation set forth in Section 4(b)(iv) and to make any remaining payments under this Agreement, including GMR and Royalties, shall survive such expiration or termination and the Company will continue to make payments, and the Equity Consideration will continue to vest, on the dates and terms set out in this Agreement and, with respect to the Equity Consideration, the Share Subscription Agreement. In no event shall any expiration or termination of this Agreement, or any payment to ABG-CB pursuant to the preceding sentence, excuse Company from any breach or violation of this Agreement, and ABG-CB shall have and hereby reserves all rights and remedies that ABG-CB has, or are granted to ABG-CB by operation of law. In the event of an undisputed termination of this Agreement by Company in accordance with Section 12(b), then it is understood and agreed that [***] shall be due to ABG-CB other than those installments of the GMR and Royalties that were due and owing at time of termination and not yet paid.

(b)Return & Destruction. Within ten (10) days of any expiration or termination of this Agreement, Company shall, as directed by ABG-CB, destroy or return to ABG-CB, at Company’s sole cost, any and all materials bearing the Licensed Property and/or Brand Rights, as well as all Materials used for the Campaign or any of the Advertising & Promotion efforts hereunder.
14.Cumulative Rights & Remedies; Limitation of Liability.
(a)All Rights Cumulative. All rights and remedies conferred upon or reserved by the Parties in this Agreement shall be cumulative and concurrent and shall be in addition to all other rights and remedies available to such Parties at law or in equity or otherwise, including, without limitation, requests for temporary and/or permanent injunctive relief. Such rights and remedies are not intended to be exclusive of any other rights or remedies and the exercise by either Party of any right or remedy herein provided shall be without prejudice to the exercise of any other right or remedy by such Party provided herein or available at law or in equity.

(b)Equitable Relief. Company acknowledges that any breach by Company shall cause ABG-CB irreparable harm for which there is no adequate remedy at law, and in the event of such breach, ABG-CB shall be entitled to, in addition to other available remedies, injunctive or other equitable relief, including, without limitation, interim or emergency relief, including, without limitation, a temporary restraining order or injunction, before any court with applicable jurisdiction, to protect or enforce its rights.

(c)LIMITATION OF LIABILITY. TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, NEITHER ABG-CB NOR AUTHENTIC BRANDS GROUP LLC (ABG LLC) SHALL BE LIABLE TO COMPANY OR ANY THIRD PARTY FOR ANY CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY, OR SPECIAL DAMAGES, OR FOR LOSS OF GOOD WILL OR BUSINESS PROFITS, REGARDLESS OF THE FORM OR ACTION, WHETHER IN CONTRACT OR IN TORT, EVEN IF ABG-CB OR ABG LLC HAS BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES OR LOSSES. IN NO EVENT SHALL ABG-CB’S OR ABG LLC’S TOTAL LIABILITY UNDER THIS AGREEMENT EXCEED THE AMOUNTS ACTUALLY RECEIVED BY ABG-CB (EXCLUSIVE OF REIUMBURSEMENT OF EXPENSES) HEREUNDER, REGARDLESS OF THE NUMBER OR TYPE OF CLAIMS.
15.Confidentiality.

(a)Confidential Information. For purposes of this Agreement, "Confidential Information" shall be defined as, with respect to each Party: non-public and/or proprietary information relating to a Party’s business or operations, which information may be written, oral or maintained in electronic or any other form, which information is obtained, received, developed or derived by such Party, either directly or indirectly, by any means of communication or expression, prior to or during the Term of this Agreement, and shall include, without limitation: (i) finances, technology or other technical data, trade secrets, inventions, processes, formulas and know-how, (ii) designs, drawings, services, products, product plans, product development, marketing, marketing plans and information, customers, potential business partners, market information, suppliers, vendors, retailers, manufacturers, factories, (iii) all documents, analyses, reports, research, business plans, studies, diagrams, marketing information or other materials that contain information, (iv) the existence of this Agreement and the terms hereof. All Confidential Information is and shall remain the property of the disclosing Party.

(b)Exclusions from Confidential Information. As used in this Agreement, the term ‘Confidential Information’ shall not include any information that: (i) now or hereafter becomes, through no unauthorized act by or on behalf of the receiving Party, generally known or available to the public; (ii) known to the receiving Party, by lawful means, at the time the receiving Party receives the same from the disclosing Party; (iii) furnished to the receiving Party by a third party that does not have an obligation of confidentiality to the disclosing Party with respect thereto; or (iv) independently developed by the receiving Party without use of or access to the disclosing Party’s Confidential Information.

(c)Obligations. Each Party acknowledges that it may have access to the other Party’s Confidential Information, the value of which may be impaired by misuse, or by disclosure to a third party. The receiving Party agrees that it will not misuse or disclose such Confidential Information, except that the receiving Party may disclose the other Party’s Confidential Information in order to perform the receiving Party’s obligations under this Agreement, but solely to those who: (i) have a "need to know" such Confidential Information, (ii) are instructed and have agreed, in writing, not to disclose the Confidential Information, or use the Confidential Information for any purpose other than pursuant to the terms of this Agreement. The receiving Party shall take reasonable precautions to protect the confidentiality of the other Party’s Confidential Information. Such precautions may, if requested by the disclosing Party, include the use of separate written confidentiality agreements, in a form approved by the disclosing Party. Following the expiration or termination of this Agreement, no Party shall disclose or use any of the other Parties’ Confidential Information for any purpose, unless otherwise agreed in writing by the disclosing Party. Each Party agrees to notify the other Party of the circumstances surrounding any inadvertent disclosure of Confidential Information by the receiving Party. ABG-CB acknowledges that information furnished by the Company hereunder may constitute material non-public information concerning Prenetics Global Limited under the United States federal securities laws, and expressly agrees to maintain such information in confidence, which agreement establishes a duty of trust and confidence for the purposes of Rule 10b5-2 under the Securities Exchange Act of 1934. Until such information has been publicly disclosed by Prenetics Global Limited or the Company has notified ABG-CB in writing that it may do so, (a) neither ABG-CB nor any of its affiliates, nor any person to whom such information is disclosed, shall directly or indirectly purchase or sell, or enter into any derivative or hedging transaction with respect to, any securities of Prenetics Global Limited, or recommend or advise any person to do so, and (b) ABG-CB shall disclose such information only to those of its directors, officers, employees and advisers who need to know it for the purposes of this Agreement, shall procure that each is informed of and bound by this Section, and shall be responsible for any breach by any such person. ABG-CB further acknowledges that any information furnished in respect of a period for which Prenetics Global Limited has not published results is unaudited and subject to change, and that no representation or warranty is given as to its accuracy or completeness. This Section survives termination of this Agreement.

(d)Mandatory Disclosure. Nothing in this Agreement shall prevent the receiving Party from disclosing Confidential Information of the disclosing Party to the extent the receiving Party is required to do so by the rules of an applicable securities market or exchange, or is legally compelled to do so by any governmental investigative or judicial agency or court pursuant to proceedings over which such agency or court has jurisdiction; provided, however, that prior to any such disclosure, the receiving Party shall (i) assert the confidential nature of the Confidential Information to the market, exchange or agency or court; (ii) promptly notify the disclosing Party in writing of the requirement, order or request to disclose; and (iii) at the disclosing Party’s sole cost and expense (excluding the receiving Party’s outside attorney fees), cooperate fully with the disclosing Party in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of the compelled disclosure and protecting the confidentiality of the Confidential Information. Any Confidential Information that is disclosed under this Section shall otherwise remain subject to the provisions of this Agreement.

16.Legal Proceedings.

(a)Applicable Law. This Agreement and the legal relations among the Parties hereto shall be governed by and construed in accordance with the laws of the State of New York (including, without limitation, with respect to the full faith and credit accorded to the United States federal laws, e.g., the United States Lanham Act), applicable to such agreements wholly made and to be performed within New York, notwithstanding any conflict of law provisions to the contrary. The United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

(b)Jurisdiction. Except that ABG-CB may bring: (i) an equitable proceeding in any jurisdiction where appropriate by reason of its subject matter, and/or (ii) any proceeding related to any claims made by ABG-CB for amounts payable from Company hereunder in any jurisdiction where appropriate by reason of Company’s domicile and/or minimum contacts with such jurisdiction, the Parties hereby agree that: any other action which in any way involves the rights, duties and obligations of any Party hereto under this Agreement shall be brought in courts located in New York County, New York, and the Parties hereby submit to the personal jurisdiction of such courts. In addition to the rights accorded to ABG-CB in items (i) and (ii) of this Section above, ABG-CB may bring an action to enforce any judgment hereunder in any venue, forum, and jurisdiction, that ABG-CB may deem appropriate, whether by reason of Company’s domicile or otherwise. Each of the Parties waives any objection that it may have based on improper venue or forum non conveniens to the conduct of any such suit or action in any such court. The Parties agree that service of process deposited in certified or registered mail addressed to the other Party at the address for the other Party set forth in this Agreement shall be deemed valid service of process for all purposes.

(c)WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY AND ALL ACTIONS OR PROCEEDINGS IN ANY COURT, WHETHER THE SAME IS BETWEEN THEM OR TO WHICH THEY MAY BE PARTIES, AND WHETHER ARISING OUT OF, UNDER, OR BY REASON OF THIS AGREEMENT (AS APPLICABLE), OR ANY ACTS OR TRANSACTIONS HEREUNDER OR THE INTERPRETATION OR VALIDITY HEREOF, OR OUT OF, UNDER OR BY REASON OF ANY OTHER CONTRACT, AGREEMENT OR TRANSACTION OF ANY KIND, NATURE OR DESCRIPTION WHATSOEVER, WHETHER BETWEEN THEM OR TO WHICH THEY MAY BE PARTIES.
17.Assignability.

(a)This Agreement is of a personal nature with respect to Company, and therefore Company shall not assign, sub-license, encumber or transfer this Agreement or any of its rights or obligations hereunder, directly or indirectly, whether pursuant to any change of ownership, control or otherwise, without Approval. Any attempted assignment sub-license, encumbrance or transfer by Company in violation of the foregoing shall be void and of no force or effect. ABG-CB may assign, encumber and/or transfer any or all of its rights and/or obligations under this Agreement, by providing the Company with advanced written notice, and with the written consent of the Company, provided such consent is not unreasonably withheld, conditioned or delayed. This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns.
(b)Notwithstanding anything to the contrary contained herein, the Parties hereby acknowledge and agree that (i) the Agreement is a personal services contract under which ABG-CB is relying on performance by Company, in which ABG-CB has placed its trust and confidence, (ii) Company provides unique goods and services under this Agreement that are personal in nature to ABG-CB, and (iii) ABG-CB is relying on Company’s performance in particular under this Agreement and would be irreparably harmed by the assignment of this Agreement by Company without ABG-CB’s prior written consent. The Parties further hereby acknowledge and agree that (A) this Agreement is subject to applicable law governing trademarks, including 15 U.S.C. § 1051 et seq. (the “Lanham Act”), (B) under applicable law, this Agreement shall not be assignable by Company without ABG-CB’s prior written consent, and (C) ABG-CB is relying on the restrictions on assignability under applicable law, including the Lanham Act, and under this Agreement, to allow ABG-CB to satisfy its duty to control the quality of goods sold under the Licensed Property. The Parties further hereby acknowledge and agree that as a result of the foregoing, in the event that Company becomes a debtor in a bankruptcy case under 11 U.S.C. § 101 et seq. (the “Bankruptcy Code”), (x) this Agreement shall not be assignable by Company without ABG-CB’s consent, pursuant to section 365(c)(1) of the Bankruptcy Code, and (y) ABG-CB shall be permitted to exercise its right to terminate this Agreement, pursuant to section 365(e)(2) of the Bankruptcy Code.

18.Notices.

(a)Requirements for Notices. All notices, requests, demands and other communications required or permitted to be made hereunder (“Notices”) shall be in writing, in the English language, and signed by an approved employee of the Party delivering such notice. All such Notices shall be deemed duly given: (i) at the time of delivery, if hand delivered to the corporate office for the Party to whom Notice is being delivered, against a signed receipt therefor; (ii) one (1) day after dispatch, if sent to the Party at the address and/or contact listed in this Agreement for such type of Notice, by: (A) registered or certified mail, return receipt requested, first class postage prepaid, or (B) nationally recognized overnight delivery service; or (iii) at the time of transmission, if sent to the Party at the address and/or contact listed in this Agreement for such type of Notice, by: (A) confirmed facsimile transmission; or (B) e-mail transmission; provided, however, that any such Notice sent pursuant to Section 18(a)(iii) of this Agreement shall only be deemed duly given if a copy of such Notice is also sent by one (1) or more methods pursuant to Sections 18(a)(i) and/or 18(a)(ii) herein. Either Party may alter the address to which Notices are to be sent hereunder by giving Notice of such change to the other Party in conformity with the provisions of this Section.
(b)Company’s Addresses for Notices. All Notices to Company shall be delivered to Company at following address:

IM8 (US) LLC
c/o Prenetics Global Limited
701-706, K11 Atelier, 728 King’s Road, Quarry Bay, Hong Kong
Attention: [***]
Email: [***]

(c)ABG-CB’s Addresses for Notices. All Notices to ABG-CB shall be delivered to ABG-CB as follows:

(i)If to ABG-CB for questions about submitting Approval requests:
c/o [***]
[***]
Attention: [***]
Email: [***]
Facsimile Number: [***]
(ii)If to ABG-CB for questions about submitting Reports:
c/o [***]
[***]
Attention: [***]
Email: [***]
Facsimile Number: [***]

(iii)If to ABG-CB for any other reason:
c/o [***]
Attention: [***]
Email: [***]
Facsimile Number: [***]

19.Miscellaneous.

(a)Relationship of the Parties. This Agreement does not constitute and shall not be construed to constitute an agency, partnership, joint venture or any other type of unnamed relationship between ABG-CB and Company. Neither Party shall have the right to obligate or to bind the other Party in any manner whatsoever, and nothing contained in this Agreement shall give or is intended to give any rights of any nature to any third party. ABG-CB and Company both acknowledge and agree that state and federal franchise Laws do not and will not apply to this Agreement or to the relationship between Company and ABG-CB, or to any of their respective rights or obligations hereunder. The Parties agree that, due to their respective business backgrounds and prior licensing experience, they do not need the protection of state or federal franchise Laws.
(b)Default Expenses. If Company defaults with respect to any obligation under this Agreement, Company shall indemnify ABG-CB against and reimburse ABG-CB for all reasonable attorney’s fees and all other costs and/or expenses resulting or made necessary by the bringing of any action, motion or other proceeding to enforce any of the terms, covenants or conditions of this Agreement.
(c)Entire Agreement. This Agreement (inclusive of all Exhibits and/or Schedules referenced herein) sets forth the entire agreement and understanding between the Parties with respect to the subject matter hereof, and supersedes all prior agreements, understandings, inducements and conditions, whether express or implied, oral or written, except as herein contained. This Agreement may only be amended or modified by written agreement, duly executed by authorized signatories of, and delivered by, each of the Parties hereto. The express terms of this Agreement shall control and supersede any course of dealing or performance, and/or usage of trade, that is inconsistent with any of the terms hereof.

(d)Waiver & Delays. A waiver by any Party of any provision, breach or default of, or rights under, this Agreement, shall: (i) only be effective if signed by an authorized signatory of the Party waiving the same, (ii) not bar the exercise of the same right on any subsequent occasion or any other right at any time, and (iii) not constitute a continuing waiver of such or any other provision, breach, default or right. Neither the failure of nor any delay on the part of any Party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege. Acceptance of payments by ABG-CB shall not constitute a waiver by ABG-CB of any breach of or default by Company in connection herewith or with its performance hereunder, and shall not be deemed an election from among available remedies.

(e)Severability. If any term or provision of this Agreement, as applied to either Party or any circumstance, for any reason shall be declared by a court of competent jurisdiction to be invalid, illegal, unenforceable, inoperative or otherwise ineffective, then: (i) such provision shall be eliminated to the minimum extent necessary, and (ii) such provision shall be reformed and rewritten so as to most closely reflect the intention of ABG-CB and Company, such that this Agreement shall otherwise remain in full force and effect and enforceable. Notwithstanding the foregoing, if any term or provision of this Agreement pertaining to the payment of monies to either Party shall be declared invalid, illegal, unenforceable, inoperative or otherwise ineffective, such Party shall have the right to terminate this Agreement as provided herein.
(f)Further Assurances. Company shall execute and deliver to ABG-CB any and all documents (including, without limitation, short form assignments) requested by ABG-CB, in ABG-CB’s sole discretion, to perfect ABG-CB’s right, title and interest in and to all of the Brand Rights and/or to effectuate the purpose and intent of this Agreement, and Company shall cooperate with ABG-CB in connection with the same. Company hereby irrevocably appoints ABG-CB as Company’s attorney-in-fact to execute in Company’s name and on Company’s behalf any and all instruments and documents which ABG-CB has requested Company to execute in accordance with the terms of this Agreement, but which for whatever reason, Company failed to execute and return to ABG-CB within five (5) days of ABG-CB’s request therefor. This power is coupled with an interest.

(g)Form & Construction. Section and Sub-Section headings in this Agreement are included for ease of reference only and do not constitute substantive matter to be considered in construing the terms of this Agreement. As used in this Agreement: (i) the masculine gender shall include the feminine and the singular form of words shall include the plural, or vice versa, as necessary in order that this Agreement may be interpreted so as to conform to the subject matter actually existing, and (ii) the term ‘including’ shall means “including, without limitation” unless otherwise specifically provided. In the event of any dispute regarding any term defined herein, ABG-CB’s good faith interpretation of the same shall control. Each Party has cooperated in the drafting and preparation of this Agreement, and no dispute with respect to this Agreement should be resolved based on the conclusion that either Company or ABG-CB was the drafter.
(h)Other Agreements. Nothing contained in this Agreement shall be considered a precedent for any future agreements that ABG-CB or ABG-CB’s affiliates may enter into with Company or any other third party, and neither Party hereto shall, either during the Term of at any time thereafter, quote this Agreement as the standard of practice or agreed upon terms in any other agreement between the Parties or their affiliates. Any breach or default under any other agreement between ABG-CB or any of ABG-CB’s affiliates and Company or any of Company’s parents, subsidiaries, affiliates and/or shareholders, shall constitute a material breach of this Agreement; and any breach or default of this Agreement by Company shall constitute a material breach of all such other agreements.

(i)Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) agreement binding on all Parties hereto notwithstanding that all of the Parties hereto are not signatories to the same counterpart. Each of the Parties agrees that an electronic signature evidencing a Party’s execution of this Agreement shall be effective as an original signature and may be used in lieu of the original for any purpose.

(j)Exhibits and Schedules. All Exhibits and Schedules referenced in this Agreement, if any, are hereby incorporated by reference into, and made a part of, this Agreement.
(k)Transaction Expenses. Each Party shall be responsible for its own expenses relating to the negotiation of this Agreement.

(l)Currency & Exchange Rate. All sums set forth in this Agreement are, and are intended to be, expressed in United States Dollars ($ USD). All payments of due under this Agreement shall be paid in the United States in United States Dollars at the Foreign Exchange Rate (as hereinafter defined). For the purposes hereof, the term “Foreign Exchange Rate” means, for any particular currency, the spot rate for such currency as quoted at www.oanda.com (to the extent that www.oanda.com provides quotations therefore, or such other resource that is mutually satisfactory to ABG-CB and Company) at 9:00 a.m. Eastern Time, on the date on which any relevant payment hereunder is due.

AGREED & ACCEPTED:

COMPANY:    ABG-CB:
IM8 (US) LLC    ABG-Care Bears LLC

By:        By:

Name:    Name:

Title:    Title:

Date:     Date:

This Exhibit A is attached to and made part of the Agreement between ABG-Care Bears LLC (“ABG-CB”) and IM8 (US) LLC (“Company”) dated September 16, 2026.
EXHIBIT A
Copyrights
The following copyright materials are included as part of the Licensed Property:
All copyrights owned or controlled by ABG-CB as of the execution of this Agreement in connection with the Characters.
The term “Characters” means those likenesses of the characters associated with the Care Bears which are identified in the style guides below which ABG-CB will supply to Company, specifically limited to:
Care Bears “Classic” (Mid-Tier & Upstairs retail accounts only),
Care Bears “Unlock the Magic”,

Care Bears Baby (solely on baby Licensed Products (age 2 and under))
, each as defined by ABG-CB in its sole discretion.

Trademarks
[***]

This Exhibit B is attached to and made part of the Agreement between ABG-Care Bears LLC (“ABG-CB”) and IM8 (US) LLC (“Company”) dated September 16, 2026.

EXHIBIT B

Standards of Practice

Overview

In order to maintain respect for all individuals and our environment, ethical business conduct, and high standards for decent and humane working conditions throughout the operations of ABG-CB’s and Company’s businesses, ABG-CB has established specific minimum guidelines for all licensees and operating partners around the world, including, without limitation, Company and all of Company’s Sub-Contractors. ABG-CB requires Company and all Sub-Contractors to operate in compliance with local laws and, in addition, these Standards of Practice.
ABG-CB believes that these Standards of Practice will help ensure that decent and humane working conditions are provided to the employees of Company and its Sub-Contractors. Where any Company or Sub-Contractor is found to be in violation of these Standards of Practice, corrective action may be initiated, and unless such violation is promptly and sufficiently corrected, ABG-CB may, among other things, require Company to cease business with the offending Sub-Contractor. ABG-CB believes that consumers can have confidence that products manufactured in compliance with these Standards of Practice are not produced under exploitative or inhumane conditions.

Standards of Practice
Forced Labor
Company hereby agrees that neither Company nor any of its Sub-Contractors shall use any forced or involuntary labor – slavery, human trafficking, prison, indentured, bonded or otherwise.
Child Labor
Company hereby agrees that no person shall be employed by Company or any of its Sub-Contractors at an age younger than: (a) fifteen (15) years of age (or 14 where the law of the country allows), or (b) the age for completing compulsory education in the country of operations, where such age is higher than fifteen (15) years of age. Workers under 18 years of age should not perform work likely to jeopardize the health or safety of young persons.
Harassment or Abuse
Company hereby agrees that every employee of Company and any of its Sub-Contractors shall be treated with respect and dignity, and that no employee shall be subject to any physical, sexual, psychological or verbal harassment or abuse. Company hereby agrees that License and any of its Sub-Contractors shall pay special attention to categories of workers vulnerable to exploitation, and to protecting such workers from abusive employment practices. Company agrees to prohibit all forms of harassment, including sexual harassment, and in particular any form of sexual intimidation, threat or coercion.
Nondiscrimination
Company hereby agrees that no person shall be subject, by Company or any of its Sub-Contractors, to any discrimination in employment, including hiring, salary, benefits, advancement, discipline, termination or retirement, on the basis of race, religion, gender, age, disability, sexual orientation, gender identity or expression, military status, nationality, political opinion, social or ethnic origin, or any other characteristic that is protected by applicable law. Company agrees that Company and its Sub-Contractors shall treat all workers equally, fairly and respectfully.
Health and Safety
Company hereby agrees that workers of Company and its Sub-Contractors will be provided a safe and healthy working environment to prevent accidents and injury to health arising out of, linked with, or occurring in the course of work or as a result of the operation of contractors’ facilities.
Freedom of Association and Collective Bargaining
Company hereby agrees that, as applicable, Company’s and its Sub-Contractors’ employees’ rights to freedom of association when allowed by local law and collective bargaining will be recognized and respected.
Wages and Benefits
Company hereby agrees that Company and each its Sub-Contractors shall comply with all applicable wage and hour laws and regulations, and that all of their employees will be paid at least the minimum wage required by local law, or the prevailing industry wage, whichever is higher. Company hereby agrees that Company and each of its Sub-Contractors shall comply with all applicable provisions for legally-mandated benefits, including, without limitation, health care; childcare; sick leave; contributions for social security; life, health, worker’s compensation and other insurance mandated by local law.

Hours of Work/Overtime
Company hereby agrees that Company and each of its Sub-Contractors shall comply with applicable regulations concerning work hours mandated by local laws and uses overtime only when employees are compensated according to local law. Company further agrees that neither Company nor any of its Sub-Contractors will allow any employees to exceed the maximum number of overtime hours provided by local law. ABG-CB also expects that employees will not routinely work in excess of sixty hours per week and employees will be provided with a minimum of one rest day in every seven-day week.
Protecting Local Communities
When operating with indigenous communities, as defined by the United Nations Declaration on the Rights of Indigenous Peoples, Company hereby agrees that Company and each of its Sub-Contractors (as applicable) shall seek their free, prior, and informed consent (FPIC).
Environment
Company hereby agrees that Company and each of its Sub-Contractors shall comply with applicable country environmental laws and regulations and ensure that all required environmental permits and registrations are obtained, maintained and kept current and that operational and reporting requirements are followed. In addition, Company commits to implementing initiatives aimed at promoting greater environmental responsibility and to continually improving the environmental performance of its work sites, materials and policies.
No Corruption
Company agrees that Company and each of its Sub-Contractors shall comply with all applicable anti-corruption laws, rules and requirements and take appropriate measures to prevent all forms of corruption. Company and each of its Sub-Contractors shall further take all appropriate measures to prevent its operations from being used as a money-laundering vehicle, and to prevent abuse of dominant position, concerted practices, or unlawful agreements between competitors, such as price fixing or market allocations or boycotts limiting the production of certain products.
Reporting of Grievances
Company hereby agrees that Company and each of its Sub-Contractors shall facilitate the reporting of concerns by workers and other stakeholders, through a means designated in writing thereby, and not retaliate against anyone reporting such concerns.
Documentation and Inspection
Upon ABG-CB’s request, in ABG-CB’s sole discretion, Company must:
1.Certify to ABG-CB, on an annual basis, in writing, that each of the above-listed Standards of Practice is being met by Company and each of its Sub-Contractors;
2.Maintain on file such records and documentation as may be needed to demonstrate compliance with the Standards of Practice;
3.Make such documents available in the English language to ABG-CB for audit inspection upon request;
4.Provide each of their employees with the opportunity to report noncompliance with workplace standards outlined herein, free from punishment or prejudice for so doing; and
5.Post these Standards of Practice in the language of the country of manufacture in a common area accessible by all employees.